Form 20-F
WISeSat.Space Holdings Corp.
filed 2026-10-07
CIK 2101411

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: October 1, 2026

Commission File Number: 001-43495

WISeSat.Space Holdings Corp.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Craigmuir Chambers, Road Town
Tortola, British Virgin Islands VG1110
Tel: +41-22-594-3000

(Address of principal executive offices)

Carlos Moreira
Chief Executive Officer

Craigmuir Chambers, Road Town
Tortola, British Virgin Islands VG1110
Telephone: +41-22-594-3000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, no par value	SAIQ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 16,818,772 Pubco ordinary shares, no par value, and 12,997,400 Pubco Class F ordinary shares, no par value, outstanding as of October 1, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On October 1, 2026, WISeSat.Space Holdings Corp., a British Virgin Islands business company (“Pubco”) consummated the previously announced business combination with Columbus Acquisition Corp, a Cayman Islands exempted company (“CAC”), pursuant to the business combination agreement, dated as of November 9, 2025, as amended on August 6, 2026 (the “Business Combination Agreement”), by and among CAC, Pubco, WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Merger Sub”), WISeSat.Space Corp., a British Virgin Islands business company (the “Company”), WISeKey International Holding Ltd., a Swiss company (“WISeKey” and together with its successors and permitted assigns, and any holders of Company Ordinary Shares or Company Class F Shares immediately prior to the closing, collectively, the “Seller”). The Company also does business, under British Virgin Islands law, under the name SpaceAIQ Corp.

On October 1, 2026, (a) Pubco acquired all of the issued and outstanding ordinary shares, no par value of the Company (“Company Ordinary Shares”) and Class F ordinary shares of the Company (“Company Class F Shares”) from each Seller in exchange for ordinary shares, no par value, of Pubco (“Pubco Ordinary Share”) and Class F ordinary shares, no par value, of Pubco (“Pubco Class F Shares” collectively, with the Pubco Ordinary Shares, the “Exchange Shares”), with the Company becoming a wholly owned subsidiary of Pubco and each Seller becoming a shareholder of Pubco (the “Share Exchange”); and (b) Merger Sub merged with and into CAC, with CAC continuing as the surviving company, as a result of which, CAC became a wholly owned subsidiary of Pubco (and together with the Share Exchange, the “Business Combination”). Following the closing of Business Combination (the “Closing”), CAC and the Company became wholly owned subsidiaries of Pubco.

As a result of the Business Combination, (1) each of CAC’s issued and outstanding ordinary shares, par value $0.0001 per share (a “CAC Ordinary Share”) immediately prior to the Closing was cancelled in exchange for the right of the holder thereof to receive one Pubco Ordinary Share; and (2) each Seller received the number of Pubco Ordinary Shares and Pubco Class F Shares in the Share Exchange, in the same proportion of such shares as held immediately prior to the Share Exchange, having an aggregate value equal to the sum of (i) Two Hundred Fifty Million U.S. Dollars ($250,000,000), plus (ii) the amount of any transaction financing that was made into the Company or its subsidiaries prior to the Closing, divided by $10.00, all upon the terms and subject to the conditions set forth in the Business Combination Agreement, attached hereto as Exhibit 4.1. At the Closing, an aggregate of 13,002,600 Pubco Ordinary Shares and an aggregate of 12,997,400 Pubco Class F Shares were issued as Exchange Shares.

Pursuant to the Business Combination Agreement, the Company Notes are payable at the Closing to the Sellers which were makers of such notes, who may elect to receive either cash or additional Pubco Ordinary Shares in satisfaction of the Company Notes. These Sellers elected to receive an aggregate of 128,571 Pubco Ordinary Shares in full satisfaction of the Company Notes. Of such Pubco Ordinary Shares, 118,017 were allocated to WISeKey and 10,554 were allocated to SEALSQ Corp.

Immediately prior to the Closing, each outstanding unit issued by CAC separated into its component securities, consisting of one CAC Ordinary Share and one right of CAC (a “CAC Right”), and each CAC Right were automatically converted into the right to receive one-seventh of one CAC Ordinary Share, aggregated by each holder of CAC Ordinary Shares, with any fractional shares following such aggregation of shares held by such holder, rounded up to the nearest whole CAC Ordinary Share. Further, pursuant to the Business Combination Agreement and certain Sponsor Support Agreement, dated as of November 9, 2025 (the “Sponsor Support Agreement”), by and among CAC, the Company, Pubco, Hercules Capital Management VII Corp (the “Sponsor”), and the other holders thereto, an aggregate of 109,028 CAC Ordinary Shares were forfeited at the Closing, in satisfaction of the Excess Amount as defined in the Business Combination Agreement, which resulted from the CAC Expenses set forth in the final closing statement exceeding the CAC Expense Cap by a total of $609,424 (as such terms are defined in the Business Combination Agreement). At the Closing, an aggregate of 2,760,817 CAC Ordinary Shares (including those converted from CAC Rights) were exchanged for 2,760,817 Pubco Ordinary Shares as described above.

On August 6, 2026, Pubco, the Company, and CAC entered into a subscription agreement (the “Subscription Agreement”) with SEALSQ, an affiliate and shareholder of the Company (the “PIPE Investor” and such investment, the “PIPE Investment”). Pursuant to the Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase, and Pubco agreed to issue and sell to the PIPE Investor, contemporaneously with the Closing, $10,000,000 in Pubco Ordinary Shares (such shares, the “Subscription Shares”), at a price per share equal to the redemption price, on the terms and subject to the conditions set forth in the Subscription Agreement. On October 1, 2026, Pubco consummated the PIPE Investment simultaneously with the Closing, issuing an aggregate of 926,784 Pubco Ordinary Shares to SEALSQ, at a purchase price per share of $10.79, for aggregate gross proceeds of $10 million. See “Item 10C. —Material Contracts Relating to the Business Combination—PIPE Investment” for more information about the PIPE Investment.

As a result of the foregoing transactions, there were 16,818,772 Pubco Ordinary Shares and 12,997,400 Pubco Class F Shares outstanding as of October 1, 2026. On October 2, 2026, Pubco Ordinary Shares commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “SAIQ”.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “Pubco” refer to WISeSat.Space Holdings Corp., a British Virgin Islands business company.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements, which statements involve substantial risks and uncertainties. These forward-looking statements include, among other things, the financial conditions, results of operations, earnings outlook and prospects of the Company for the period following the consummation of the Business Combination, statements regarding estimates and forecasts of performance and projections of market opportunity, expectations and timing related to the success, cost and timing of product development activities, financing and other business milestones. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this Report and on the current expectations, forecasts and assumptions of the management of the Company, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. The forward-looking statements contained in this Report include, but are not limited to, statements about:

●	the outcome of any legal proceedings that have been or may be instituted against CAC, Pubco, or the Company following the Closing of the Business Combination;

●	the ability to maintain the listing of Pubco Ordinary Shares on Nasdaq following the Closing of the Business Combination;

●	Pubco’s markets are rapidly evolving and may decline or experience limited growth;

●	Pubco’s ability to retain and expand its customer base;

●	Pubco’s ability to compete effectively in the markets in which it operates;

●	failure to prevent security breaches or unauthorized access to Pubco’s or its third-party service providers’ information technologies systems;

●	changes in applicable laws, rules, regulations and industry standards;

●	risks related to Pubco’s corporate structure;

●	global economic and geopolitical development; and

●	other risks and uncertainties described in this Report, including those under the section entitled “Risk Factors.”

Forward-looking statements are provided for illustrative purposes only and are not guarantees of performance. You should understand that the factors discussed under the heading “Risk Factors” and elsewhere in this Report could affect our future results, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this Report.

In addition, the risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the businesses, financial conditions, or our results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause our actual results to differ materially from those contained in any forward-looking statements. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in this Report.

In addition, this Report contains statements of belief and similar statements that reflect our current beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this Report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Report.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of Pubco after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.” The business address of each of the directors and executive officers of Pubco is c/o Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

B. Advisors

Ellenoff Grossman & Schole LLP acts as U.S. securities counsel for Pubco. Harney Westwood & Riegels (BVI) LP. acts as counsel for Pubco with respect to matters relating to British Virgin Islands law.

C. Auditors

BDO AG acted as the independent registered public accounting firm of WISeSat.Space Corp. for its consolidated financial statements as of December 31, 2025 and 2024, and for the years then ended, and of Pubco for its consolidated financial statements as of December 31, 2025 and for the period from October 22, 2025 (inception) to December 31, 2025. BDO AG is expected to continue to act as Pubco’s independent auditor for the financial year ending December 31, 2026. The address of BDO AG is Schiffbaustrasse 2, 8031 Zurich.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Information regarding the capitalization and indebtedness is included in the Proxy Statement/Prospectus (as defined below) under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, which is incorporated herein by reference.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with Pubco are described in the Proxy Statement and Prospectus (as amended and supplemented, the “Proxy Statement/Prospectus”), part of the Company’s Registration Statement on Form F-4, as amended (File No. 333-296969) (the “Form F-4”) in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON PUBCO

A. History and Development of Pubco

The legal name of Pubco is WISeSat.Space Holdings Corp. Pubco was incorporated as a British Virgin Islands business company on October 22, 2025, solely for the purpose of effecting the Business Combination. The history and development of the Company and the material terms of the Business Combination are described in the Proxy Statement/Prospectus in the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 — The Business Combination Proposal,” “Business of WISeSat” and “Description of Pubco’s Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding Pubco and the Business Combination. Certain information about Pubco is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

Business Combination with CAC

On October 1, 2026, the Company consummated the previously announced Business Combination with CAC, pursuant to the Business Combination Agreement by and among Pubco, CAC, the Company, WISeKey, Merger Sub, the Seller and the other parties thereto. See “Explanatory Note” for additional information regarding the Business Combination.

Additional Agreements in connection with the Business Combination

The section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement. A discussion of Material Contracts is provided under Item 10. Additional Information of this Report and is incorporated herein by reference.

Founder Share Lock-Up Waiver

Prior to the Closing of the Business Combination, the Sponsor consummated a distribution of a portion of its assets in accordance with its governing documents, which included the distribution of an aggregate of 1,464,000 CAC Ordinary Shares then held by the Sponsor to its constituent members (the “Sponsor Distribution”), of which 109,028 CAC Ordinary Shares were forfeited at the Closing. The recipients of the CAC Ordinary Shares in the Sponsor Distribution agreed to remain subject to the applicable lock-up restrictions. However, a portion of the distributed shares held by recipients that are not affiliates of CAC were released from such lock-up restrictions at the Closing in connection with applicable stock exchange listing requirements.

In connection with the Closing, an aggregate of 282,857 CAC Ordinary Shares held by recipients that are not affiliates of CAC were released from the applicable lock-up restrictions. An aggregate of 1,072,115 CAC Ordinary Shares held by such recipients will remain subject to the applicable lock-up restrictions set forth in the Insider Letter Amendment, dated as of November 9, 2025, by and among CAC, Pubco, the Sponsor and the Company and CAC’s then director and officers.

PIPE Subscription Agreements

On August 6, 2026, Pubco, the Company, and CAC entered into a subscription agreement (the “Subscription Agreement”) with SEALSQ, an affiliate and shareholder of the Company (the “PIPE Investor” and such investment, the “PIPE Investment”). Pursuant to the Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase, and Pubco agreed to issue and sell to the PIPE Investor, contemporaneously with the Closing, $10,000,000 in Pubco Ordinary Shares (such shares, the “Subscription Shares”), at a price per share equal to the redemption price, on the terms and subject to the conditions set forth in the Subscription Agreement. On October 1, 2026, Pubco consummated the PIPE Investment simultaneously with the Closing, issuing an aggregate of 926,784 Pubco Ordinary Shares to SEALSQ, at a purchase price per share of $10.79, for aggregate gross proceeds of $10 million. The Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional Pubco Ordinary Shares to SEALSQ under certain conditions if the volume-weighted average price of Pubco Ordinary Shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price, subject to a maximum issuance of an additional 1,073,216 shares. SEALSQ is also subject to customary lock-up restrictions under the Subscription Agreement.

Amended and Restated Registration Rights Agreement

In connection with the Closing, CAC, Pubco, the Sponsor, and certain other member of CAC’s board of directors and/or management team entered into an amendment and restatement of CAC’s existing Registration Rights Agreement, dated as of January 22, 2025, by and among CAC, Sponsor and its then insiders, pursuant to which, among other matters, Pubco assumed the registration obligations of CAC under CAC’s existing Registration Rights Agreement, such rights will apply to Pubco Ordinary Shares, and Pubco insiders, including the Sellers, will be provided with registration rights thereunder. The form of Amended and Restated Registration Rights Agreement is attached to this Report as Exhibit 4.5.

Class F Shareholders Agreement

In connection with the Closing, SEALSQ, WISeKey entered into a Class F Shareholders Agreement regarding voting of applicable class F shares to apply to the newly issued Pubco Class F Shares issued in the Closing, and to include Pubco as a party. This arrangement provides that the majority holder of the applicable Pubco Class F Shares (such shareholders being either WISeKey or SEALSQ or each of their permitted transferees) will determine the majority view, or voting, for the Pubco Class F Shares, as described in the Proxy Statement/Prospectus, in the sections entitled “Dual Class of Pubco Shares” and “Risk Factors,” which sections are incorporated herein by reference. The Class F Shareholders Agreement is attached to this Report as Exhibit 4.15.

Indemnification of Directors and Officers

Concurrently with the Closing, Pubco entered into indemnification agreements with its directors and executive officers. Each indemnification agreement provides that, subject to limited exceptions, Pubco will indemnify the applicable indemnified person to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of Pubco, as applicable. The form of indemnification agreement is attached to this Report as Exhibit 4.14.

Other Information

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Since Pubco is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, Pubco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Pubco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Pubco files with or furnishes electronically to the SEC.

Pubco’s registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110, and Pubco’s principal executive office is General-Guisan-Strasse 6, 6300 Zug, Switzerland. The website address of Pubco is https://wisesat.space/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report.

B. Business Overview

Following and as a result of the Business Combination, all business of Pubco is conducted through the Company and its subsidiaries. A description of the business of Company is included in the Proxy Statement/Prospectus in the section titled “Business of WISeSat” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company,” which are incorporated herein by reference.

C. Organizational Structure

Following the consummation of the Business Combination, each of the Company and CAC became a wholly owned subsidiary of Pubco. A description of the organizational structure of Pubco is included in the Proxy Statement/Prospectus in the section entitled “Summary of the Proxy Statement/Prospectus—Post-Business Combination Structure and Impact on the Public Float—Following the Transactions” which is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding Pubco’s property and equipment is described in the Proxy Statement/Prospectus in the section titled “Business of WISeSat — Facilities,” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless the context otherwise requires, all references in this section to “WISeSat,” WISeSat Corp,” the “Company,” “we,” “our,” “ours” and “us” refer to WISeSat.Space Corp. and its consolidated subsidiaries, including WISeSat.Space AG (which we refer to as WISeSat AG), prior to the consummation of the Business Combination and to WISeSat.Space Holdings Corp. and its subsidiaries (including WISeSat.Space Corp.) following the consummation of the Business Combination. As described above, and unless the context otherwise requires, in this Report we refer to WISeSat.Space AG, as “WISeSat AG.”

The following discussion includes information that Pubco’s management believes is relevant to an assessment and understanding of Pubco’s consolidated results of operations and financial condition. Following the consummation of the Business Combination, Pubco comprises the operations of WISeSat and its subsidiaries, including WISeSat AG. Unless context requires otherwise, all references to “Pubco” refer to WISeSat.Space Holdings Corp. following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Historical Consolidated and Combined Financial Information of the Company” section of the Proxy Statement/Prospectus and our historical audited financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025 and 2024, together with the respective notes thereto, included in the Proxy Statement/Prospectus. This discussion and analysis should also be read together with the Company’s unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, filed as standalone F-pages as part of this Report, and the unaudited pro forma condensed combined financial information attached as Exhibit 15.1 to this Report. This discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, which involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections set forth in the Proxy Statement/Prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview of Business

Our Mission

Our mission is to develop secure satellite infrastructure and related space-based services capable of supporting sovereign, defense, critical-infrastructure and other security-sensitive applications from low Earth orbit (“LEO”). We are focused on combining satellite connectivity, secure communications, digital identity and quantum-resilient security technologies into a secure orbital infrastructure platform.

Historically, our proposition was centered on secure satellite-enabled internet of things, or IoT, and device-to-device, or D2D, connectivity for remote and difficult-to-serve environments. That positioning remains relevant for certain applications. However, from the end of 2025 and through the first quarter of 2026, we have diversified our offerings to support SEALSQ Corp.’s Quantum Spatial Orbital Cloud (“QSOC”), initiative and have further evolved our positioning toward a broader role as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other high-trust applications.

Satellite Development and Future Satellite Supply

The WISeSat program has been active since 2022 though WISeKey group initiatives and partner-operated missions. WISeSat.Space AG was incorporated in February 2023 and has since participated in pilot missions and satellite-related activities that have contributed to technical learning and building a flight heritage. These activities have supported the testing of secure IoT communications, telemetry, cryptographic functionality and related proof-of-concept applications in orbit.

The next stage of our development is expected to involve larger and more capable satellite platforms, including 6U-class satellites. These next-generation platforms are intended to offer greater payload flexibility and capabilities, longer mission endurance and broader application potential for secure communications and other sovereign space-infrastructure uses.

We do not currently manufacture satellites internally. For future deployment of our planned constellation and related satellite infrastructure, we expect to rely on third-party satellite manufacturers, launch service providers and other industrial partners. As of the date of this Report, we are in negotiations with FOSSA and may pursue other arrangements with qualified satellite and launch partners for the supply, launch, commissioning, operation and handover of additional satellites and related ground-segment capabilities. We do not currently have a definitive material contract with any manufacturer for the production of additional satellites. Our ability to deploy additional satellites will depend on our ability to enter into definitive agreements on acceptable terms, obtain financing, secure launch capacity, satisfy regulatory requirements and successfully integrate and operate the relevant satellites.

WISeSat’s planned satellite infrastructure is expected to be deployed in successive generations, each potentially incorporating enhanced capabilities, including improved security, increased payload flexibility, broader coverage, improved ground-segment integration and more advanced on-board processing and security features. This evolutionary approach is intended to allow WISeSat to integrate technological advancements while progressively expanding operational capability.

Strategic Evolution Toward Secure Orbital Infrastructure and QSOC Support

This strategic evolution is reflected in our growing alignment with SEALSQ’s post-quantum semiconductor and security stack and in the development of SEALSQ’s QSOC roadmap. SEALSQ is a subsidiary of WISeKey International Holding Ltd. (which following its redomiciliation on October 1, 2026 from Switzerland to the British Virgin Islands changed its name to WISeQey Corp.), or WISeKey, and SEALSQ focuses on semiconductors, public key infrastructure, or PKI, and post-quantum technology products. Under the contemplated QSOC model, SEALSQ is expected to own and operate the QSOC program and to provide the quantum, quantum-resilient, and cybersecurity capabilities associated with that program. Our expected role is to provide satellite capacity and associated ground-segment infrastructure owned or otherwise controlled by us, and to make capacity available to SEALSQ and other customers, subject to definitive agreements, technical validation, financing, launch cadence, regulatory requirements and customer demand.

As currently contemplated, SEALSQ’s commercial model with us is based on an anticipated right of use for capacity in an initial group of twelve satellites expected to support SEALSQ’s QSOC initiative. Under this structure, we would retain legal ownership or primary interest and operational control of the relevant satellites, including the related space and ground-segment infrastructure, and would remain responsible for operating the constellation and providing the associated infrastructure services. Subject to the terms of the anticipated right of use, we would also retain the ability to sell satellite capacity and related services to other customers. SEALSQ would not acquire ownership of the satellites, but would secure dedicated capacity to support the development and delivery of selected QSOC-related services using its quantum, post-quantum, secure semiconductor and trusted identity technologies.

Strategic Ecosystem and Industrialization

Our objective is to build a secure and scalable European-rooted space-infrastructure platform capable of addressing both sovereign and commercial use cases, while maintaining a strong emphasis on cybersecurity, resilience, trusted identity and Swiss-rooted governance.

WISeKey’s investment in FOSSA Systems S.L. (“FOSSA”) in 2021 helped establish the initial technical and operational foundations of our activities. Building on that base, and in alignment with the WISeKey group’s broader capabilities in cybersecurity, semiconductors and post-quantum technologies, we are now pursuing a more differentiated position in secure space infrastructure.

Strategic Objectives

Through these initiatives, WISeSat’s overarching objective is to accelerate the adoption of space-based, secure, post-quantum communications, supporting mission-critical, sovereign, and industrial applications worldwide.

Recent Development

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination.

On October 1, 2026, Pubco consummated the previously announced business combination with CAC, pursuant to the Business Combination Agreement, by and among CAC, Pubco, Merger Sub, the Company, WISeKey, among other parties thereto. On October 1, 2026, Pubco consummated the PIPE Investment simultaneously with the Closing, issuing an aggregate of 926,784 Pubco Ordinary Shares to SEALSQ, at a purchase price per share of $10.79, for aggregate gross proceeds of $10 million. The Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional Pubco Ordinary Shares to SEALSQ under certain conditions if the volume-weighted average price of Pubco Ordinary Shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price, subject to a maximum issuance of an additional 1,073,216 shares. SEALSQ is also subject to customary lock-up restrictions under the Subscription Agreement.

Presentation of Financial Information

Our unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and audited consolidated financial statements as of December 31, 2025 and 2024 and for the years then ended were prepared in accordance with U.S. GAAP.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and June 30, 2025

The following table summarizes the unaudited condensed consolidated results of operations of WISeSat.Space Corp. and its consolidated subsidiaries for the six months ended June 30, 2026 and 2025. The 2025 comparative reflects the historical results of WISeSat.Space AG as predecessor. All amounts are shown in U.S. dollars.

USD, except percentages	H1 2026	H1 2025	Change ($)	Change (%)
Revenue	—	153,725	(153,725)	(100)%
Research & development expenses	(688,993)	(256,144)	(432,849)	169%
Selling & marketing expenses	(629,759)	(547,497)	(82,262)	15%
General & administrative expenses	(1,589,545)	(243,359)	(1,346,186)	553%
Total operating expenses	(2,908,298)	(1,047,000)	(1,861,298)	178%
Operating loss	(2,908,298)	(893,275)	(2,015,023)	226%
Non-operating income	22,871	76,638	(53,767)	(70)%
Non-operating expenses	(10,730)	(1,766)	(8,964)	508%
Loss before income tax expense	(2,896,156)	(818,403)	(2,077,753)	254%
Income tax expense	—	—	—	—
Net loss	(2,896,156)	(818,403)	(2,077,753)	254%

Comparison of Years ended December 31, 2025 and 2024

The following table summarizes the audited consolidated results of operations of the Company and its consolidated subsidiary, WISeSat AG, for the years ended December 31, 2025 and 2024. All amounts are shown in U.S. dollars.

	Year Ended December 31,		Change Year Ended
	2025	2024	Change ($)	Change (%)
Revenue	196,764	57,397	139,367	243%
Research & development expenses	(863,681)	(181,115)	(682,566)	377%
Selling & marketing expenses	(1,166,516)	(203,809)	(962,707)	472%
General & administrative expenses	(1,414,999)	(23,367)	(1,391,632)	5,956%
Operating loss	(3,248,431)	(350,894)	(2,897,536)	826%
Non-operating income	13,039	9	13,030	144,778%
Non-operating expense	(2,154)	(8,733)	6,578	(75)%
Loss before income tax expense	(3,237,546)	(359,618)	(2,877,928)	800%
Income tax expense	—	—	—	—
Net loss	(3,237,546)	(359,618)	(2,877,928)	800%
Items that may be reclassified to profit or loss			—
Foreign currency translation adjustments	1,888	(5,675)	7,563	(133)%
Other comprehensive (loss) for the period	1,888	(5,675)	7,563	(133)%
Total comprehensive loss for the period	(3,235,659)	(365,293)	(2,870,366)	786%

Revenue

Revenue decreased by $153,725, or 100%, to nil for the six months ended June 30, 2026 compared with $153,725 for the six months ended June 30, 2025. H1 2025 revenue consisted of $125,953 from a RUAG-funded engineering project and $27,772 from armasuisse-training/funded service activities. These revenues arose from engineering and funded service activities performed during 2025 in connection with the Company’s pilot program with the Space Command of the Swiss Armed Forces, through work performed for RUAG AG and armasuisse. The revenue-generating work under these arrangements was completed in 2025, and the Company did not enter into any new revenue-generating contracts during H1 2026. On April 13, 2026, WISeKey announced the completion of the pilot phase of the strategic partnership among the Company, SEALSQ and the Space Command of the Swiss Armed Forces.

Building on the results of the pilot phase, during H1 2026 the Company shifted its focus from pilot missions and technical validation toward the development of next-generation secure satellite infrastructure. On March 18, 2026, WISeKey announced that the Company and SEALSQ intend to collaborate on SEALSQ’s Quantum Spatial Orbital Cloud (“QSOC”) roadmap, under which SEALSQ is expected to obtain a right of use over capacity in an initial tranche of 12 satellites expected to be launched over a two-year period beginning in 2027. During H1 2026, the Company also continued to develop relationships with potential satellite manufacturers and launch service providers, including Kaynes Space and Latitude, to prepare for the scale-up of its next-generation satellites. See “Item 4.B — Business Overview—Strategic Evolution Toward Secure Orbital Infrastructure and QSOC Support.”

The definitive agreements governing the QSOC right-of-use arrangement, and any agreements for the manufacture or launch of the related satellites, have not yet been finalized. Accordingly, the Company does not expect to generate significant revenue from the QSOC initiative before the first of these satellites is deployed, and there can be no assurance as to the timing or amount of any future revenue.

The Company’s current focus is on establishing the technical and operational capabilities required for this infrastructure business, with the first launches of the new satellites currently expected in 2027.

Revenue increased to $196,764 for the year ended December 31, 2025, or 242.8%, from $57,397 for the year ended December 31, 2024. The increase in revenue was primarily attributable to the completion of additional funded engineering and research deliverables under customer contracts for space and satellite technology services. In 2025, revenue consisted of $125,953 from a RUAG-funded engineering project and $70,811 from Armasuisse-funded research projects. In 2024, revenue consisted of $57,397 from Armasuisse-funded research projects.

Research and development expenses

Research and development expenses increased by $432,849, or 169%, to $688,993 for the six months ended June 30, 2026 compared with $256,144 for the six months ended June 30, 2025. Satellite-related utilization-right expenses, which are directly attributable to R&D, increased by $249,615, from $37,378 to $286,993. The remaining increase of $183,234 was primarily attributable to higher direct personnel costs of employees engaged in research and development, which increased by $175,523, from $216,894 to $392,417, reflecting increased headcount and resources allocated to the WISeSat satellite program. These personnel costs are recharged to the Company by WISeKey International Holding AG as part of the group management fee. The balance reflects computer hardware and software costs of $7,336 (H1 2025: nil) and higher travel costs.

Research and development expenses increased by $683 thousand, or 377%, to $864 thousand for the year ended December 31, 2025 compared to $181,115 for the year ended December 31, 2024. The increase was primarily attributable to an increase in the allocation of resources, employed through a sister company, WISeKey SA, engaged in the development of our space and satellite technology services. These costs were then cross-charged to the company by way of an intercompany management charge.

Selling and marketing expenses

Selling and marketing expenses increased by $82,262, or 15%, to $629,759 for the six months ended June 30, 2026 compared with $547,497 for the six months ended June 30, 2025. Selling and marketing expenses consist almost entirely of the 85% share of headquarters costs allocated to the Company by the WISeKey group, including a 10% mark-up. The increase was driven by higher allocated costs, which increased by $85,699, from $544,060 to $629,759, as total headquarters allocations to the Company rose by $100,822, or 16%, to $740,893, reflecting a higher involvement of Group marketing and business development executives in WISeSat. This was partially offset by the absence of marketing and advertising costs, which were $3,437 in H1 2025.

Selling and marketing expenses increased by $963 thousand, or 472%, to $1,167 thousand for the year ended December 31, 2025 compared to $203,809 for the year ended December 31, 2024. The increase is due to increased activities for marketing, promotions and advertising and the engagement of personnel, via a sister company, WISeKey SA, focused on the development of sales opportunities. These costs were then cross-charged to the company by way of an intercompany management charge.

General and administrative expenses

General and administrative expenses increased by $1,346,186, or 553%, to $1,589,545 for the six months ended June 30, 2026 compared with $243,359 for the six months ended June 30, 2025. The increase primarily reflected higher professional-service costs, including costs incurred in connection with the proposed Nasdaq listing and related corporate transactions. Professional-service costs increased by $1,018,539, from $25,803 to $1,044,342.

General and administrative expenses increased by $1,392 thousand, or 5,956%, to a $1,415 thousand expense for the year ended December 31, 2025 compared to a $23,367 expense for the year ended December 31, 2024. The increase is primarily attributable to higher professional services, corporate and administrative support, and costs incurred in connection with the proposed Nasdaq listing and related corporate transactions.

Total Operating Expenses

Total operating expenses increased by $1,861,298, or 178%, to $2,908,298 for the six months ended June 30, 2026 from $1,047,000 for the six months ended June 30, 2025. The increase primarily reflected higher professional-service costs, WISeSat-specific people costs and satellite-related utilization-right expenses. Professional-service costs increased by $1,018,539, direct people costs by $468,253 and satellite-related utilization-right expenses by $249,615. Headquarters allocations and other discretionary expenses also increased.

Total operating expenses increased by approximately $3.0 million, or 744%, to approximately $3.4 million for the year ended December 31, 2025 from $408,292 for the year ended December 31, 2024. The increase reflected the expansion of direct people costs, headquarters allocations from the WISeKey group, professional services, satellite-related utilization rights and other operating costs associated with the development of the Company’s business and the proposed Business Combination.

Non-operating income

Non-operating income decreased by $53,767, or 70%, to $22,871 for the six months ended June 30, 2026 from $76,638 for the six months ended June 30, 2025. Non-operating income consisted of foreign exchange gains; the decrease reflected lower foreign exchange gains during H1 2026.

Non-operating income increased by $13,030 for the year ended December 31, 2025 compared to $9 for the year ended December 31, 2024. The increase is primarily attributable to foreign exchange movements as a result of changes in the value of the US dollar against the Swiss Franc.

Non-operating expense

Non-operating expenses increased by $8,964, or 508%, to $10,730 for the six months ended June 30, 2026 compared with $1,766 for the six months ended June 30, 2025. The increase primarily reflected foreign exchange losses of $10,198, compared with $1,627 in H1 2025. Financial charges were $532 and $140, respectively.

Non-operating expenses decreased by $6,578, or 75%, to $2,154 for the year ended December 31, 2025 compared to $8,733 for the year ended December 31, 2024. The decrease in non-operating expenses is primarily attributable to foreign exchange movements as a result of changes in the value of the US dollar against the Swiss Franc.

Foreign currency translation adjustments Foreign currency translation adjustments resulted in other comprehensive losses of $23,355 for the six months ended June 30, 2026 compared with $49,761 for the six months ended June 30, 2025, a decrease in translation losses of $26,406. These adjustments arise from translating the financial statements of subsidiaries with CHF and EUR functional currencies into the Company’s USD reporting currency and are recorded in other comprehensive income or loss.

Foreign currency translation adjustments resulted in other comprehensive income of $1,888 for the year ended December 31, 2025 compared with other comprehensive loss of $5,675 for the year ended December 31, 2024, an improvement of $7,563. The change reflected movements in the Swiss franc against the U.S. dollar in translating foreign operations.

Liquidity, Capital Commitments and Resources

Sources and Uses of Liquidity

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. On an annual basis, our principal source of liquidity has been capital contributions from related parties and initial sales to customers. Our principal uses of cash are for the research and development of our products, as well as satellite-related costs, ground segments and associated space-related plant and equipment. As of June 30, 2026 and 2025, we had cash and cash equivalents of $7,187,735 and $102,894 respectively. As of December 31, 2025 and 2024, we had cash and cash equivalents of $9,647,816 and $180,328, respectively.

Our future capital requirements will depend on many factors, including the successful generation of future revenues and our ability to raise capital either through bank financing or equity capital markets. In addition, we expect to incur additional costs as a result of operating as a public company. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Equity Financing

PIPE Investment

On August 6, 2026, Pubco, the Company, and CAC entered into the Subscription Agreement with SEALSQ. Pursuant to which, SEALSQ agreed to subscribe for and purchase, and Pubco agreed to issue and sell to SEALSQ, contemporaneously with the Closing, $10,000,000 in Pubco Ordinary Shares, at a price per share equal to the redemption price, on the terms and subject to the conditions set forth in the Subscription Agreement. On October 1, 2026, Pubco consummated the PIPE Investment simultaneously with the Closing, issuing an aggregate of 926,784 Pubco Ordinary Shares to SEALSQ, at a purchase price per share of $10.79, for aggregate gross proceeds of $10 million. The Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional Pubco Ordinary Shares to SEALSQ under certain conditions if the volume-weighted average price of Pubco Ordinary Shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price thereunder, subject to a maximum issuance of an additional 1,073,216 shares. SEALSQ is also subject to customary lock-up restrictions under the Subscription Agreement.

Cash Flows

The following table summarizes our cash flows for the periods presented (in U.S. dollars).

USD	Unaudited 6 months ended June 30, 2026	Unaudited 6 months ended June 30, 2025

Cash Flows from operating activities:
Net loss	(2,896,156)	(818,403)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization expense	286,993	37,378
Unrealized and non-cash foreign currency transactions	2,496	(72,698)

Changes in operating assets and liabilities
Decrease (increase) in receivables	1,377	(133,465)
Decrease (increase) in total prepaid expenses	26,039	(1,597,301)
Decrease (increase) in other current assets and notes receivable, net	(19,012)	(115,971)
Increase (decrease) in accounts payable and other current liabilities	(77,734)	9,491
Net cash provided by (used in) operating activities	(2,675,998)	(2,690,969)

Cash Flows from investing activities:
Investment in FOSSA	(1,242,034)
Advances under Notes Receivables	(150,000)
Net cash provided by (used in) investing activities	(1,392,034)	-

Cash Flows from financing activities:
Increase in indebtedness to related parties	1,633,802	2,590,597
Net cash provided by (used in) financing activities	1,633,802	2,590,597

Effect of exchange rate changes on cash and cash equivalents	(25,851)	22,937

Cash and cash equivalents
Net decrease during the period	(2,460,080)	(77,434)
Balance, beginning of period	9,647,816	180,328
Balance, end of period	7,187,735	102,894

	Year Ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	(3,237,546)	(359,618)
Unrealized and non cash foreign currency transactions	(9,094)	8,397
Increase in accounts receivable	—	—
Increase in prepaid expenses	(1,342,734)	(300,541)
Increase in other current assets, net	(114,497)	(12,270)
Increase (decrease) in accounts payable	558,258	(62)
Net cash provided by (used in) operating activities	(4,145,613)	(664,093)

Cash flows from financing activities
Proceeds from issuance of Common, Ordinary and Class F Shares	10,000,000	—
Increase in indebtedness to related parties	3,602,118	743,310
Net cash provided by (used in) financing activities	13,602,118	743,310

Effects on exchange rate fluctuations on cash and cash equivalents	10,982	(14,072)
Net increase/(decrease) in cash and cash equivalents	9,467,487	65,145
Cash and cash equivalents at beginning of period	180,328	115,183
Cash and cash equivalents at end of period	9,647,816	180,328

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by administrative and corporate overhead activities as well as merger expenses relating to the Business Combination.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the six months ended June 30, 2026 and 2025, we incurred net losses of $2,896,156 and $818,403, respectively. Net cash used in operating activities was $2,675,998 and $2,690,969, respectively, a decrease of $14,971. The higher net loss in H1 2026 was offset by changes in the operating-asset and liability movements and noncash adjustments reflected in the cash-flow reconciliation. Prepaid amortization is presented separately, with the prepaid-expense movement adjusted to avoid double counting.

During the years ended December 31, 2025 and 2024, we incurred net losses of $3.2 million and $359.6 thousand, respectively. Our net cash used in operating activities was $4.1 million for the year ended December 31, 2025 and $664 thousand for the year ended December 31, 2024. The $3.5 million increase in cash used was primarily due to the expansion of our sales and marketing resources supporting the development of our brand and our pipeline of opportunities, and the costs pertaining to the Nasdaq listing.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was $1,392,034, comprising $1,242,034 presented for the FOSSA investment and $150,000 of advances under notes receivable to CAC. No investing cash flows were reported for the six months ended June 30, 2025.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 and 2025 is currently presented as $1,633,802 and $2,590,597, respectively, under the caption “Increase in indebtedness to related parties.” These amounts represent the increase in the Company’s non-current indebtedness to related parties during each period. For the six months ended June 30, 2026, the increase of $1,633,802 principally reflects the management fee invoiced by WISeKey International Holding AG for the period of $1,669,416, which recharges the Company’s direct personnel costs and headquarters allocations and was settled through the intercompany account, partially offset by a net decrease of $35,614 in other intercompany balances. For the six months ended June 30, 2025, the increase of $2,590,597 comprised the management fee invoiced for that period of $1,054,246, an increase of $1,035,802 in EUR-denominated intercompany balances with WISeKey International Holding AG, of $500,000 from SEALSQ Corp and other movements of $549.

Net cash provided by financing activities during the years ended December 31, 2025 and 2024 was $13.6 million and $743 thousand, respectively, primarily from increase in indebtedness to related parties and issuance of common stock.

Off-Balance Sheet Arrangements

As of June 30, 2026, we do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Indemnification Agreements

In the ordinary course of business, we enter into certain agreements that provide for indemnification by the Company of varying scope and terms to customers, vendors, directors, officers, employees, and other parties with respect to certain matters. Indemnification includes losses from breach of such agreements, services provided by us, or third-party intellectual property infringement claims. These indemnities may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments, in some circumstances, are not subject to a cap. It is not possible to determine the maximum potential loss under these indemnification provisions due to the absence of prior indemnification claims and the unique facts and circumstances involved in each particular provision. As of June 30, 2026, there were no known events or circumstances that have resulted in a material indemnification liability.

In addition, we have entered into indemnification agreements with certain of WISeSat’s directors, executive officers, consultants and other employees that require, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, executive officers, or employees.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Management has determined that we have no critical accounting estimates.

New and Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations.

See Note 5 to our interim period unaudited financial statements included elsewhere in this Report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we made one, of their potential impact on our financial condition and results of operations.

JOBS Act Accounting Election

Section 107 of the JOBS Act allows emerging growth companies to take advantage of the extended transition period for complying with new or revised accounting standards. Under Section 107, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. Pubco has elected to use the extended transition period available under the JOBS Act.

As defined in Section 102(b)(1) of the JOBS Act, Pubco is an emerging growth company (“EGC”). As such, Pubco will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Pubco will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which Pubco has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which Pubco is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if Pubco has been a public company for at least 12 months and the market value of the Pubco Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

For further information regarding the financial condition and results of operation of Pubco, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” in Item 5 of this Report, which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Following the consummation of the Business Combination, the business and affairs of Pubco is managed by or under the direction of the Pubco’s board of directors (“Board”). Officers of Board will be elected by the Board from time to time and will hold office for the term as determined by the Board. The Board currently consists of seven individuals.

The following table sets forth certain information relating to the executive officers and directors of Pubco as of the date of this Report.

Name	Age	Position
Carlos Moreira	68	Chief Executive Officer and Chairman of the Board
Gwenael Rouy-Poirier	52	Chief Financial Officer and Director
David Fergusson	63	Director
Peter Ward	74	Director
Cristina Dolan	65	Director
Philippe D. Monnier	65	Director
Cameron R. Johnson	45	Director

Carlos Moreira serves as Chief Executive Officer and a Director of Pubco and WISeSat Corp. following the consummation of the Business Combination. Mr. Moreira, Founder, Chairman of the Board of Directors and CEO of WISeKey, Chairman of the Board of Directors and CEO of SEALSQ, UN Expert on CyberSecurity and Trust Models for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Program (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA. Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum’s Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum (“WEF”) New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Commit-tee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation. An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF’s Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who’s Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series — “The transHuman Code”. An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council.

Gwenael Rouy-Poirier serves as Chief Financial Officer and a director of Pubco following the consummation of the Business Combination. Mr. Rouy-Poirier is a senior finance executive with more than 25 years of international experience across aerospace and defense, industrial technology, healthcare and manufacturing businesses. His experience combines public-company governance, capital markets readiness, operational finance and value creation in manufacturing, engineering and technology-driven businesses, including transformation, integration, carve-out, restructuring and transaction environments. Mr. Rouy-Poirier has served as a director of Coda Octopus Group, Inc. since April 2024, where he serves on the audit, compensation, and nominating committees. Since January 2023, he has provided finance, advisory and interim executive services to companies in the aerospace, defense and industrial sectors through his advisory practice, St John’s Advisory; from May to December 2023, he served as Chief Financial Officer of SHL Medical. From April 2021 to December 2022, he served as Chief Financial Officer of GKN Aerospace, a global Tier 1 aerospace supplier with multi-billion-dollar annual revenue and significant international manufacturing and engineering operations, based in London, United Kingdom. From 2019 to 2021, he served as Chief Financial Officer of Nobel Biocare Systems, a dental implant and restorative dentistry business of Envista Holdings Corporation, which was spun off from Danaher Corporation in September 2019. Prior to that, Mr. Rouy-Poirier held senior finance and leadership roles at Honeywell, primarily in its Aerospace division and also in its Homes and Building Technologies and Electronic Materials businesses. Mr. Rouy-Poirier began his career at Arthur Andersen in Paris, France, and earned a Master of Management in Corporate Finance from EDHEC Business School in France. As a result of Mr. Rouy-Poirier’s senior finance background, aerospace and defense industry experience, transformation and value creation experience, capital markets readiness and public-company board experience, we believe that he is qualified to serve as a member of Pubco’s Board of Directors.

David Fergusson serves as our director following the consummation of the Business Combination. He has served as a member of the Board of Directors of WISeKey since 2017. He is also a member of the Board of Directors for SEALSQ Corp. Since 2018, Mr. Fergusson has served as Executive Managing Director — M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity, from 2010 until 2018, Mr. Fergusson was the CEO and President of The M&A Advisor where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook -“The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book “The transHuman Code”. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is also a founding member of the City of London’s Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph where he earned a Bachelor of Arts in Political Studies.

Peter Ward serves as our director following the consummation of the Business Combination. Mr. Ward has been a member of the board of directors of SEALSQ since its inception on April 1, 2022, and served as the Chief Financial Officer of SEALSQ from April 1, 2022 until January 24, 2024. He has also served as a director of WISeKey International Holding AG since 2012 and was the Chief Financial Officer of WISeKey International Holding AG between 2012 and June 2024.

Mr. Ward began his tenure with WISeKey in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

Cristina Dolan serves as our director following the consummation of the Business Combination. Ms. Dolan has been a member of the board of directors for SEALSQ since March 10, 2023. Ms. Dolan served on the GRIID board of directors from January 2, 2024, until its acquisition by CleanSpark in October 2024. Ms. Dolan is an award-winning engineer, entrepreneur, and author who has spent her entire career in a variety of executive roles within the technology industry. In 2024, she joined the faculty of Columbia University’s Technology Management Program and serves as an executive cybersecurity advisor to Crimson Vista. Prior to joining RSA in 2021, where she led Global Alliances, she advised several cybersecurity companies, including Crayonic and Cytegic (acquired by Mastercard). Recently, she co-authored a book, “Transparency in ESG and the Sustainable Economy: Capturing Opportunities through Data”, and several articles, including the World Economic Forum article “Cybersecurity Should Be Treated as an ESG Issue” and the Forbes article “Cybersecurity Is a Global Threat to Democracy, Yet Not Well Understood.” Honors include being named to lists of the most influential and impactful women in technology, along with numerous awards for service and entrepreneurship. The student coding competition, Dream it. Code it. Win it., which she founded and led from 2014 to 2016 as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards, including the MIT Harold E. Lobdell Distinguished Service Award, the Trader Magazine Charitable Works Award, and four Stevie Awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a “Do-er” in its global campaigns. As an advocate of computer science education, her TED talk, “Just Solve It,” which addresses the value of being an engineer and solutionist in creating opportunities, has over 933K views. A blockchain pioneer since 2014, she founded several companies, including Additum, a value-based healthcare company based in Spain, and iXledger, which specialized in cyber insurance. Her talk at the MIT Center for International Studies’ Starr Forum, “Bitcoin and the Global Economy,” in April 2016, was one of the program’s most popular presentations. From 2009 to 2016, Cristina held several roles at TradingScreen, an award-winning institutional multi-asset financial trading platform, including leading product management for content, data, chat, and communications products, as well as serving as Global Head of Corporate Marketing. In 2000, she was recruited as CEO by venture-backed Wordstream, an MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that outperformed Amazon’s and eBay’s respective IPOs. As OneMain’s Geographic Communities Division President and Chief Strategic Alliances Officer, she launched and built the cornerstone Geographic Communities, which were profitable upon launch. Cristina also held executive roles at IBM and Oracle, leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were delivered on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, a member of the MIT Enterprise Forum Global Board, the MIT Selection Committee, and the MIT Media Lab 30th Anniversary Committee. She was also invited as a keynote speaker at the MIT Women’s Un-Conference in March 2018. Additionally, she served on the alumnae board at the Convent of the Sacred Heart and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, as well as a Master of Computer Science Engineering and a Bachelor of Electrical Engineering. Cristina is bilingual and fluent in her native language, English, and Spanish.

Cameron R. Johnson serves as our director following the consummation of the Business Combination. He currently serves as one of CAC’s independent directors since March 20, 2025. Since 2019, he has worked as the senior partner at Tidalwave Solutions, providing consulting services. Since 2014, Mr. Johnson has been a member of the American Chamber of Commerce in Shanghai, or AmCham Shanghai, in Shanghai, during which he served on the board of governors from 2022 to 2024 and as the vice chair in 2024. From 2020 to 2024, Mr. Johnson worked as an adjunct instructor at New York University in Shanghai. Mr. Johnson has been an active commentator on US-China relations, supply chain, international trade, tariff, technology and other topics, including but not limited to, as a returning guest at Bloomberg: The China Show¸ discussing topics including but not limited to, US-China relations, automotive and customer sectors, technology and trade, appearing in the documentary of America’s Medical Supply Crisis by Frontline. Mr. Johnson is the author of Impacts of Digitalization on Traceability chapter of the book Digital Transformation of Logistics (Wiley, 2021). Mr. Johnson obtained his graduate certification in business from the University of Wales, and bachelor’s degrees in communication and comparative religion both from the University of Washington.

Philippe D. Monnier serves as our director following the consummation of the Business Combination. He currently serves as a member of the board of directors of WiseKey since 2024 and is of Swiss and Mexican nationality. He grew up in Japan, Mexico, and Switzerland and has lived in about 10 countries. His studies include civil engineering (ITESM/Mexico), MBA (Wharton/USA), Making Corporate Board More Effective (Harvard/USA), Digital Transformation: from AI and IOT to Cloud, Blockchain and Cybersecurity (MIT/USA) and Circular Economy and Sustainability Strategies (Cambridge, UK). His language skills include six European languages and Japanese. He is also frequently featured in the Swiss and international press. Mr. Monnier also serves as board member of Standa Swiss AG since 2023 and the Swiss American Chamber of Commerce. He also regularly interviews business and political leaders for various media since 2024. He serves as President of the Swiss International Society since 2025 and the Wharton Alumni Club of Switzerland since 2021. Philippe spearheads the organization of high-level events gathering top politicians, Chairpersons/CEO of leading companies, and Olympic medalists. His main previous positions include: board director & shareholder of WayRay AG from 2015to 2023; Executive Director and CEO at “Greater Geneva Bern area” (economic promotion agency of Western Switzerland) from 2010 to 2015; Senior Vice President (in charge of corporate development) at Schindler Management Ltd (Lucerne, Switzerland and other countries) from 2003to 2010; Co-founder and leader of three e-business start-ups (Switzerland and Japan) from 1996 to 2009; Managing Director at Schindler Lifts (Singapore) Pte Ltd from 1995 to 1996; Management Consultant at McKinsey & Co. (Zurich, Switzerland) in 1990.

Family Relationships

No family relationships exist between any of our directors or executive officers.

Limitation on Liability and Indemnification of Directors and Officers

Section 132 of the BVI Companies Act, and Pubco’s amended memorandum and articles of incorporation (the “Pubco Charter”), provide that, subject to certain limitations, Pubco shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. Pubco has entered into indemnification agreements with our directors and executive officers that will require us to indemnify our directors and executive officers to the fullest extent permitted by law. Pubco has purchased directors and officers liability insurance to cover its indemnification obligations to its directors and executive officers as well as to cover directly certain claims made against its directors and executive officers.

B. Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Proxy Statement/Prospectus, in the sections titled “Management of Pubco Following the Business Combination — Aggregate Compensation of Executive Officers and Directors,” which are incorporated herein by reference.

As a foreign private issuer, we will comply with home country compensation disclosure requirements and certain exemptions thereunder rather than the SEC disclosure requirements applicable to U.S. domestic issuers. Under BVI law, Pubco is not required to disclose compensation paid to its executive officers and directors on an individual basis and this information has not otherwise been publicly disclosed.

Overview

The policies of Pubco with respect to the compensation of its executive officers and directors following the Business Combination are administered by our Board in consultation with the compensation committee of the Board. The compensation decisions regarding our executives will be based on our need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to establish an executive compensation program that is competitive with other similarly situated companies in its industry following completion of the Business Combination.

Our compensation committee is charged with performing an annual review of our cash and equity-based compensation programs to determine whether such programs provide appropriate incentives to our executive officers, including whether such incentives are aligned with those provided to similarly situated executive officers in its industry. In addition to the guidance provided by its compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Pubco Incentive Plan

We have adopted a new equity incentive plan (the “Pubco Equity Plan”) at the Closing, and which is included as Exhibit 4.3 to this Report. Information regarding the Pubco Equity Plan is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 4 — The Pubco Equity Plan Proposal” which is incorporated herein by reference.

Employee Share Purchase Program

We have adopted an employee share purchase program (the “ESPP”) at the Closing and which is included as Exhibit 4.4 to this Report. Information regarding the ESPP is included in the Proxy Statement/Prospectus under the section titled “Proposal No. 5 — The ESPP Proposal” which is incorporated herein by reference.

C. Board Practices

Information pertaining to the Company’s board practices is set forth in the Proxy Statement/Prospectus, in the section titled “Management of Pubco after the Business Combination — Board Committees,” which is incorporated herein by reference.

D. Employees

Information pertaining to the Company’s employees is set forth in the Proxy Statement/Prospectus, in the section titled “Business of WISeSat — Human Capital,” which is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of Pubco Ordinary Shares and Pubco Class F Shares by our directors and executive officers is set forth in Item 7.A of this Report, which is incorporated herein by reference.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Pubco Ordinary Shares and Pubco Class F Shares as of date this Report by:

●	each person known by Pubco to beneficially own more than 5% of the outstanding Pubco Ordinary Shares and Pubco Class F Shares;

●	each of Pubco’s executive officers and directors; and

●	all of Pubco’s executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

In the table below, percentage ownership is based on 16,818,772 Pubco Ordinary Shares and 12,997,400 Pubco Class F Shares issued and outstanding as of the date of this Report.

Name and Address of Beneficial Owner	Pubco Ordinary Shares Beneficially Owned	Pubco Class F Shares Beneficially Owned	Pubco Ordinary Shares to total Pubco Ordinary Shares	Pubco Ordinary Shares to total Pubco Shares	Pubco Class F Shares to total Pubco Class F Shares(2)	Pubco Class F Shares to total Pubco Shares	Percentage of Voting Power
Directors and Executive Officers(1):
Carlos Moreira	13,407,955	12,997,400	79.7%	45.0%	100%	43.6%	89.9%
Gwenael Rouy-Poirier	—	—	—	—	—	—
David Fergusson	—	—	—	—	—	—
Peter Ward	—	—	—	—	—	—
Cristina Dolan	—	—	—	—	—	—
Cameron R. Johnson	—	—	—	—	—	—
Philippe D. Monnier	—	—	—	—	—	—
All directors and executive officers (7 individuals) as a group	13,407,955	12,997,400	79.7%	45.0%	100%	43.6%	89.9%

5% or Greater Beneficial Owners:
WISeQey Corp.(2)(3)	11,430,139	11,956,922	68.0%	38.3%	92%	40.1%	84.0%
SEALSQ Corp.(2)(4)	1,977,816	1,040,478	11.8%	6.6%	8%	3.5%	5.9%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

(2)	Each Pubco Class F Share has a number of votes per share that would cause the total votes of all Pubco Class F Shares as a class to equal 49.99% of the voting power of all Pubco Shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter). Only the majority holder of Pubco Class F Shares, which is WISeKey, can exercise such voting rights. Accordingly, although SEALSQ Corp. has 49.9% rights from such shares, it can only exercise such rights if it is majority owner of Pubco Class F Shares in lieu of WISeKey, and otherwise would only have voting rights attributable to its holdings of Pubco Ordinary Shares.

(3)	Shares are held by WISeKey International Holding AG (which following its redomiciliation on October 1, 2026 from Switzerland to the British Virgin Islands changed its name to WISeQey Corp.), or WISeKey. The principal business address of WISeKey is 58 avenue Louis-Casai, 1216 Cointrin, Switzerland.

(4)	Shares are held by SEALSQ Corp., or SEALSQ. The principal business address of SEALSQ is c/o Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. Includes shares held by SEALSQ as a PIPE Investor, consisting of 926,784 Pubco Ordinary Shares as Subscription Shares.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of the Company” and is incorporated herein by reference.

As of June 30, 2026, the condensed consolidated financial statements include the Company, WISeSat.Space AG (“WISeSat AG”) and WISeSat.Space Iberica S.L. (“WISeSat Iberica”). All balances and transactions between consolidated entities have been eliminated on consolidation. WISeKey International Holding AG (which following its redomiciliation on October 1, 2026 from Switzerland to the British Virgin Islands changed its name to WISeQey Corp.), or WISeKey, and SEALSQ Corp are shareholders of the Company, and WISeKey remains the ultimate parent. WISeKey SA and SEALSQ Corp are related parties under common control of WISeKey.

The amounts presented hereto reflect the Company’s balances and transactions with related parties outside the consolidated group during the periods presented.

	Related	Receivables As of		Payables As of		Net expenses Six months ended		Equity contributions Six months ended
	Parties	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	June 30,		June 30,
	(in USD)	2026	2025	2026	2025	2026	2025	2026	2025
1	WISeKey International Holding AG	-	-	6,152,494	4,518,692	1,544,326	975,251	-	-
2	WISeKey SA	61,431	62,808	-	-	-	-	-	-
3	SEALSQ Corp	-	-		-	-	-	-	-
	Total	61,431	62,808	6,152,494	4,518,692	1,544,326	975,251	-	-

1.	The expenses and payable balances presented above in relation to WISeKey International Holding AG relate primarily to historical financing support, recharged management services and shared corporate costs, including group allocations. These amounts exclude balances between consolidated WISeSat entities, which have been eliminated on consolidation. No interest is charged on intercompany payable balances.

2.	WISeKey SA is a fellow subsidiary of WISeKey International Holding AG. The receivable balances from WISeKey SA as of June 30, 2026 and December 31, 2025 relate primarily to amounts collected by WISeKey SA on behalf of the Company in connection with work performed by WISeSat AG for armasuisse (the Swiss Confederation’s procurement agency) in 2023, before the relevant customer contract was amended to reflect WISeSat AG as the contracting party. No management-service expenses were charged by WISeKey SA to the Company during the six months ended June 30, 2026 and 2025. No interest is charged on intercompany payable or receivable balances.

3.	SEALSQ Corp is an affiliate of the Company under common control through WISeKey, and a shareholder. On November 19, 2025, SEALSQ Corp subscribed for 435 Ordinary Shares and 435 Class F Shares of the Company for total cash consideration of USD 10,000,000. The proceeds were made available to WISeSat AG to fund working capital, operations and satellite-related development activities. In these consolidated financial statements, the transaction is presented as an equity contribution from SEALSQ, and any related funding balance between the Company and WISeSat AG has been eliminated on consolidation. No additional equity contribution from SEALSQ was recorded during the six months ended June 30, 2026.

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal Proceedings

We may from time to time be subject to legal proceedings, disputes and claims that arise in the ordinary course of business. As of the date of this Report, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Dividend Policy

We currently have not adopted a dividend policy with respect to future dividends and we do not have any present plan to pay any cash dividends on Pubco Ordinary Shares or Pubco Class F Shares in the foreseeable future.

B. Significant Changes

A discussion of significant changes since December 31, 2025 and June 30, 2026, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2025 or June 30, 2026.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of the Pubco Ordinary Shares

Pubco Ordinary Shares are listed on Nasdaq under the symbols “SAIQ”. Holders of Pubco Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that Pubco Ordinary Shares will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Pubco Ordinary Shares could be delisted from Nasdaq. A delisting of Pubco Ordinary Shares will likely affect their respective liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

The description of the Lock-up in this Report entitled “Item 4—History and Development of Pubco—Founder Share Lock-Up Waiver” and in the Proxy Statement/Prospectus in the section titled “The Business Combination Agreement and Ancillary Documents- Ancillary Documents-Lock-up Agreement” is incorporated herein by reference.

B. Plan of Distribution

Not applicable

C. Markets

The Pubco Ordinary Shares are listed on Nasdaq under the symbol “SAIQ”.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

According to the Pubco Charter, the number of Pubco Ordinary Shares and Pubco Class F Shares authorized to be issued are 512,500,000, consisting of: 499,500,000 and 13,000,000 Pubco Class F Shares. As of the date of this Report, there were 16,818,772 Pubco Ordinary Shares and 12,997,400 Pubco Class F Shares outstanding. All shares presently issued are fully paid.

Except as set forth above, further information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the Pubco Charter is included in the Proxy Statement/Prospectus under the section titled “Comparison of Shareholder Rights” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on Pubco—A. History and Development of Pubco.”

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Proxy Statement/Prospectus in the section titled “The Business Combination Agreement and Ancillary Documents-Business Combination Agreement” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Proxy Statement/Prospectus in the section titled “The Business Combination Agreement and Ancillary Documents-Ancillary Documents” is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, CAC, Pubco, the Sponsor, and certain other members of CAC’s board of directors and/or management team entered into an amendment and restatement of CAC’s existing Registration Rights Agreement, pursuant to which, among other matters, Pubco assumed the registration obligations of CAC under CAC’s existing Registration Rights Agreement, such rights will apply to Pubco Ordinary Shares, and Pubco insiders, including the Sellers, will be provided with registration rights thereunder. Amended and Restated Registration Rights Agreement is attached to this Report as Exhibit 4.5.

PIPE Investment

On October 1, 2026, Pubco consummated the PIPE Investment simultaneously with the Closing, issuing an aggregate of 926,784 Pubco Ordinary Shares to SEALSQ, at a purchase price per share of $10.79, for aggregate gross proceeds of $10 million. The PIPE Subscription Agreement includes a price-protection mechanism that may result in the issuance of additional WISeSat Ordinary Shares to SEALSQ under certain conditions if the volume-weighted average price of WISeSat Ordinary Shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price, subject to a maximum issuance of an additional 1,073,216 shares. SEALSQ is also subject to customary lock-up restrictions under the Subscription Agreement.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the British Virgin Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Pubco, or that may affect the remittance of dividends, interest, or other payments by Pubco to non-resident holders of Pubco Ordinary Shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Proxy Statement/Prospectus under the headings “Certain Material U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Pubco has not paid any cash dividends on its equity securities to date. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Pubco. The payment of any cash dividends will be within the discretion of the Board. It is currently not expected that the Board will declare any dividends in the foreseeable future. Further, the ability of Pubco to declare dividends may be limited by the terms of financing or other agreements entered into by Pubco or its subsidiaries from time to time.

G. Statement by Experts

The financial statements of CAC as of December 31, 2024 and 2025, and for the period from January 18, 2024 (inception) through December 31, 2024 and for the year ended December 31, 2025, incorporated herein by reference have been audited by Marcum Asia CPAs LLP, independent registered public accounting firm, as set forth in their report thereon, are incorporated by reference and are included in reliance on said report given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of WISeSat.Space Corp. (the Company) as of December 31, 2025 and 2024 incorporated by reference herein have been so incorporated in reliance on the reports of BDO AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedules of WISeSat.Space Holdings Corp. (Pubco) as of December 31, 2025 and 2024 incorporated by reference herein have been so incorporated in reliance on the reports of BDO AG, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H. Documents on Display

Documents concerning Pubco referred to in this Report may be inspected at the principal executive offices of PubCo at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110.

Pubco is subject to certain of the informational filing requirements of the Exchange Act. Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic public companies. Since Pubco is a “foreign private issuer,” Pubco is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. Also, Pubco will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers and directors will be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. Additionally, Pubco’s beneficial owners of 10% or more of a class of Pubco’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act. However, Pubco is required to file with the SEC an annual report on Form 20-F containing or incorporating by reference financial statements audited by an independent accounting firm.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the Proxy Statement/Prospectus, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of the Company— Quantitative and Qualitative Disclosures about Market Risk,” is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information of Pubco and CAC is filed as Exhibit 15.1 hereto and incorporated herein by reference.

The financial statements of CAC as of December 31, 2024 and 2025, and for the period from January 18, 2024 (inception) through December 31, 2024 and for the year ended December 31, 2025 are contained on pages F-25 to F-45 of the Proxy Statement/Prospectus and are incorporated herein by reference, and the condensed financial statement of CAC as of and for the six month period ended June 30, 2026, are contained on pages F-2 to F-24 of the Proxy Statement/Prospectus and are incorporated herein by reference.

The consolidated financial statements of WISeSat.Space Corp. as of December 31, 2025 and 2024, are contained on pages F-46 to F-67 of the Proxy Statement/Prospectus and are incorporated herein by reference.

The consolidated financial statements of WISeSat.Space Holdings Corp. as of December 31, 2025 and for the period from October 22, 2025 (date of inception) to December 31, 2025, are contained on pages F-68 to F-75 of the Proxy Statement/Prospectus and are incorporated herein by reference.

The unaudited condensed consolidated financial statements of WISeSat.Space Corp. as of and for the six month period ended June 30, 2026 are contained on pages F-2 through F-23 hereto and are incorporated herein by reference.

The unaudited condensed consolidated financial statements of WISeSat.Space Holdings Corp. as of and for the six month period ended June 30, 2026 are contained on pages F-24 through F-31 hereto and are incorporated herein by reference.

Item 19. EXHIBITs

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of WISeSat.Space Holdings Corp.
2.1	Specimen Ordinary Share Certificate of WISeSat.Space Holdings Corp. (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-4 (Reg. No. 333-296969), initially filed with the SEC on June 23, 2026).
4.1	Business Combination Agreement, dated as of November 9, 2025, by and among Columbus Acquisition Corp., WISeSat.Space Holdings Corp., WISeSat Merger Sub Corp., WISeSat.Space Corp. and WISeKey International Holding Ltd. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-296969), initially filed with the SEC on June 23, 2026).
4.2	First Amendment to the Business Combination Agreement, dated as of August 6, 2026, by and among Columbus Acquisition Corp., WISeSat.Space Holdings Corp., WISeSat Merger Sub Corp., WISeSat.Space Corp. and WISeKey International Holding Ltd. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-296969), filed with the SEC on August 6, 2026).
4.3*+	WISeSat.Space Holdings Corp. Share Incentive Plan.
4.4*+	WISeSat.Space Holdings Corp. Employee Stock Purchase Plan.
4.5*	Form of Amended and Restated Registration Rights Agreement, dated as of October 1, 2026, by and among WISeSat.Space Holdings Corp., Columbus Acquisition Corp, and the undersigned therein.
4.6	Letter Agreement, dated January 22, 2025, among Columbus Acquisition Corp, Hercules Capital Management VII Corp, and officers and directors of the Columbus Acquisition Corp. (incorporated herein by reference to Exhibit 10.5 to Columbus Acquisition Corp Current Report on Form 8-K (File No. 011-42485), filed with the SEC on January 28, 2025).
4.7	Insider Letter Amendment, dated as of November 9, 2025, by and among Columbus Acquisition Corp, WISeSat.Space Holdings Corp., Hercules Capital Management VII Corp, WISeSat.Space Corp., and the undersigned individuals therein (incorporated herein by reference to Exhibit 10.2 to Columbus Acquisition Corp Current Report on Form 8-K (File No. 011-42485), filed with the SEC on November 9, 2025).
4.8	Sponsor Agreement, dated as of November 9, 2025, by and among Hercules Capital Management VII Corp, WISeSat.Space Corp., WISeSat.Space Holdings Corp., and Columbus Acquisition Corp (incorporated herein by reference to Exhibit 10.1 to Columbus Acquisition Corp Current Report on Form 8-K (File No. 011-42485), filed with the SEC on November 9, 2025).
4.9	Lock-up Agreement, dated as of November 9, 2025, by and among WISeSat.Space Holdings Corp., Columbus Acquisition Corp, and the undersigned therein (incorporated herein by reference to Exhibit 10.3 to Columbus Acquisition Corp Current Report on Form 8-K (File No. 011-42485), filed with the SEC on November 9, 2025).
4.10	Letter Agreement, dated June 12, 2025, between WISeKey International Holding AG, Inc. and Maxim Group LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-296969), filed with the SEC on August 6, 2026).
4.11	Software-As-A-Service Agreement, dated as of November 9, 2025, by and among WISeSat.Space Corp. and SEALCOIN AG (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-296969), initially filed with the SEC on June 23, 2026).
4.12	License Agreement, dated as of November 9, 2025, by and among the WISeSat.Space Corp and WISeKey International Holding AG, Inc. (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-296969), initially filed with the SEC on June 23, 2026).
4.13	Form of Subscription Agreement by and among WISeSat.Space Holdings Corp., Columbus Acquisition Corp and the PIPE Investor party thereto (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-296969), filed with the SEC on August 6, 2026).
4.14*	Form of Indemnification Agreement, dated as of October 1, 2026, between WISeSat.Space Holdings Corp and the undersigned thereto.
4.15*	Class F Shareholders Agreement
8.1	List of subsidiaries of WISeSat.Space Holdings Corp. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (Reg. No. 333-296969), initially filed with the SEC on June 23, 2026).
11.1*	Wisesat.space Holdings Corp. Insider Trading Policy
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of WISeSat.Space Holdings Corp.
15.2*	Consent of BDO AG, independent registered public accountant for WISeSat.Space Holdings Corp.
15.3*	Consent of BDO AG, independent registered public accountant for WISeSat.Space Corp.
15.4*	Consent of Marcum Asia CPAs LLP, independent registered public accountant for Columbus Acquisition Corp.
97.1*	Wisesat.Space Holdings Corp. Executive Compensation Clawback Policy

*	Filed herewith

†	Certain schedules and similar attachments to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted schedules and similar attachments to the SEC upon its request.

+	Denotes management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

WISESAT.SPACE HOLDINGS CORP.

October 7, 2026	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer and Director

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

USD	Unaudited 6 months ended June 30, 2026	Unaudited 6 months ended June 30, 2025	Note ref.

Revenue	-	153,725	19, 24

Research & development expenses	(688,993)	(256,144)	20
Selling & marketing expenses	(629,759)	(547,497)	20
General & administrative expenses	(1,589,545)	(243,359)	20
Total operating expenses	(2,908,298)	(1,047,000)	20
Operating loss	(2,908,298)	(893,275)

Non-operating income	22,871	76,638	21
Non-operating expenses	(10,730)	(1,766)	22
Loss before income tax expense	(2,896,156)	(818,403)

Income tax expense	-	-	23

Net loss	(2,896,156)	(818,403)

Loss per share, predecessor
Basic	-	(3.27)	25
Diluted	-	(3.27)	25
Loss per Ordinary Share, 5,436 weighted average
Basic	(266.44)	-	25
Diluted	(266.44)	-	25
Loss per Class F Share, 5,434 weighted average
Basic	(266.44)	-	25
Diluted	(266.44)	-	25

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(23,355)	(49,761)	18
Other comprehensive income / (loss)	(23,355)	(49,761)	18
Comprehensive loss	(2,919,512)	(868,165)

The functional operating expense categories for the six months ended June 30, 2025 have been reclassified to conform to the current-period presentation. The reclassification has no effect on total operating expenses, operating loss, net loss or cash flows.

The accompanying notes are an integral part of these financial statements.

2. Condensed Consolidated Balance Sheets

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025	Note ref.
ASSETS
Current assets
Cash and cash equivalents	7,187,735	9,647,816	8
Amounts owed by related parties, current	61,431	62,808	9
Notes receivable, current	150,000	-	9
Prepaid expenses, current	504,516	531,934	10
Other current assets	142,400	123,387	11
Total current assets	8,046,082	10,365,945

Non-current assets
Prepaid expenses, non-current	828,149	1,113,763	10
Investment in FOSSA	1,242,034	-	12
Total non-current assets	2,070,183	1,113,763

TOTAL ASSETS	10,116,265	11,479,708

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	483,031	559,094	13
Other current liabilities	99,928	101,599	14
Total current liabilities	582,958	660,692

Noncurrent liabilities
Indebtedness to related parties, noncurrent	6,152,494	4,518,692	15, 26
Total noncurrent liabilities	6,152,494	4,518,692
TOTAL LIABILITIES	6,735,452	5,179,384

SHAREHOLDERS’ EQUITY
Predecessor Ordinary shares	-	-	16
CHF 0.40 par value
Predecessor Authorized - nil shares
Issued and outstanding - nil shares
Ordinary Shares	-	-	16
No par value
Authorized - 30,000 shares
Issued and outstanding – 5,436 shares
Class F Shares	-	-	16
No par value
Authorized - 20,000 shares
Issued and outstanding – 5,434 shares
Additional Paid-In Capital	10,006,906	10,006,906	17
Accumulated other comprehensive income / (loss)	(24,748)	(1,392)	18
Accumulated deficit	(6,601,346)	(3,705,189)
Total shareholders’ equity	3,380,813	6,300,324
TOTAL LIABILITIES AND EQUITY	10,116,265	11,479,708

The accompanying notes are an integral part of these financial statements.

3. Condensed Consolidated Statements of Changes in Shareholders’ Equity

USD	Number of Ordinary Shares	Number of Class F Shares	Number of Shares Total	Predecessor common share capital	Additional Paid-In Capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total equity (deficit)
As of February 15, 2023 (predecessor inception)	-	-	-	-	-	-	-	-
Issuance of share capital	-	-	-	108,505	-	-	-	108,505
Comprehensive loss	-	-	-	-	-	(108,025)	2,395	(105,630)
As of December 31, 2023, predecessor	-	-	-	108,505	-	(108,025)	2,395	2,875
Comprehensive loss	-	-	-	-	-	(359,618)	(5,675)	(365,293)
As of December 31, 2024, predecessor	-	-	-	108,505	-	(467,643)	(3,280)	(362,418)
WISeSat Corp Inception, Jun 17	100	-	100	-	-	-	-	-
Common-control reorganization / parent capital structure, Oct 23	4,901	4,999	9,900	(108,505)	108,505	-	-	-
SEALSQ equity contribution, Nov 19	435	435	870	-	10,000,000	-	-	10,000,000
Equity contribution Swiss 1% Duty, Nov 19	-	-	-	-	(101,599)	-	-	(101,599)
Comprehensive loss	-	-	-	-	-	(3,237,546)	1,888	(3,235,659)
As of December 31, 2025	5,436	5,434	10,870	-	10,006,906	(3,705,189)	(1,392)	6,300,324
Comprehensive loss	-	-	-	-	-	(2,896,156)	(23,355)	(2,919,512)
As of June 30, 2026	5,436	5,434	10,870	-	10,006,906	(6,601,346)	(24,748)	3,380,813

The October 23, 2025 transaction represents a common control transfer recorded at historical carrying value.

The November 19, 2025 transaction represents an equity contribution from SEALSQ Corp.

The accompanying notes are an integral part of these financial statements.

4. Condensed Consolidated Statements of Cash Flows

USD	Unaudited 6 months ended June 30, 2026	Unaudited 6 months ended June 30, 2025

Cash Flows from operating activities:
Net loss	(2,896,156)	(818,403)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization expense	286,993	37,378
Unrealized and non-cash foreign currency transactions	2,496	(72,698)

Changes in operating assets and liabilities
Decrease (increase) in receivables	1,377	(133,465)
Decrease (increase) in total prepaid expenses	26,039	(1,597,301)
Decrease (increase) in other current assets and notes receivable, net	(19,012)	(115,971)
Increase (decrease) in accounts payable and other current liabilities	(77,734)	9,491
Net cash provided by (used in) operating activities	(2,675,998)	(2,690,969)

Cash Flows from investing activities:
Investment in FOSSA	(1,242,034)
Advances under Notes Receivables	(150,000)
Net cash provided by (used in) investing activities	(1,392,034)	-

Cash Flows from financing activities:
Increase in indebtedness to related parties	1,633,802	2,590,597
Net cash provided by (used in) financing activities	1,633,802	2,590,597

Effect of exchange rate changes on cash and cash equivalents	(25,851)	22,937

Cash and cash equivalents
Net decrease during the period	(2,460,080)	(77,434)
Balance, beginning of period	9,647,816	180,328
Balance, end of period	7,187,735	102,894

The accompanying notes are an integral part of these financial statements.

5. Notes to the Condensed Consolidated Financial Statements

Note 1. Organization and business description

WISeSat.Space Corp. (“WISeSat Corp” or the “Company”) was incorporated in the British Virgin Islands on June 17, 2025, and had 100 Ordinary Shares issued and outstanding upon incorporation, each with no par value. The Company is a holding company within the WISeKey group. Through its wholly owned subsidiary WISeSat.Space AG (“WISeSat AG”), the Company is developing secure satellite infrastructure and related space-based services intended to support trusted communications, digital identity, data exchange and other security-sensitive applications.

On October 23, 2025, WISeKey International Holding AG (“WISeKey”) contributed all of the issued shares of WISeSat AG, a Swiss company, to the Company, in exchange for 4,999 Class F Shares and 4,901 Ordinary Shares of the Company, each at no par value. The contribution was recorded at WISeKey’s historical carrying value of CHF 100,000, i.e. USD 108,505. As a result, from that date, WISeSat AG became a wholly owned subsidiary of the Company.

On November 19, 2025, SEALSQ Corp. (“SEALSQ”) subscribed for 435 Ordinary Shares and 435 Class F Shares of the Company, each with no par value, for total cash consideration of USD 10,000,000. As the Company did not maintain a bank account at that date, the proceeds were remitted directly to WISeSat AG on the Company’s behalf and used to fund WISeSat AG’s operations. In the consolidated financial statements, the SEALSQ subscription is presented as an equity contribution, and all balances and transactions between WISeSat Corp and WISeSat AG have been eliminated in consolidation.

WISeSat.Space Iberica S.L. (“WISeSat Iberica”) was incorporated in Spain on October 5, 2025, as a wholly owned subsidiary of WISeSat AG, with share capital of EUR 3,000. During the six months ended June 30, 2026, its principal activity was to hold the Company’s strategic equity investment in FOSSA Systems, S.L.

Subsequent to June 30, 2026, the business combination involving the Company, WISeSat.Space Holdings Corp. (“Pubco”) and Columbus Acquisition Corp. (“CAC”) was completed on October 1, 2026. As a result, the Company became a wholly owned subsidiary of Pubco. See Note 27, Subsequent events.

Note 2. Going concern

The Company has incurred operating losses since inception and expects that it may continue to incur losses while developing its business and operations. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the ordinary course of business.

For the six months ended June 30, 2026 and 2025, the Company incurred operating losses of USD 2,908,298 and USD 893,275, respectively. As of June 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of USD 7,187,735 and USD 9,647,816respectively, and positive working capital of USD 7,463,124 and USD 9,705,253 respectively, both calculated as the difference between current assets and current liabilities. Historically, the business has relied on financing and support from WISeKey group entities to fund its operations. The USD 10,000,000 equity contribution received from SEALSQ in November 2025 continued to fund the Company’s operations during the six months ended June 30, 2026.

Management has evaluated whether conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date these financial statements are issued. Based on the Company’s cash position, positive working capital as of June 30, 2026, and Management’s expectation that related-party financial support will continue to be available as needed, Management concluded that the going concern basis of presentation is appropriate. Such support has historically been provided by WISeKey group entities; however, unless otherwise agreed in writing, future support remains subject to the relevant related party’s approval at the time such support is required.

Note 3. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

The condensed consolidated financial statements include the accounts of WISeSat Corp., WISeSat AG and WISeSat Iberica. All intercompany balances and transactions between consolidated entities have been eliminated in consolidation.

WISeSat AG represents the predecessor operating business for periods prior to the October 23, 2025 common-control reorganization. The transfer of WISeSat AG to the Company was accounted for as a transaction between entities under common control and recorded at historical carrying value. No acquisition accounting, fair value step-up, goodwill or purchase price allocation was recorded.

The comparative financial information for the six months ended June 30, 2025 reflects the historical financial information of WISeSat AG as predecessor.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2025.

The interim-period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the audited consolidated financial statements as of December 31, 2025 have been applied consistently in these unaudited condensed consolidated financial statements, except where specifically disclosed.

In Management’s opinion, all adjustments considered necessary for a fair statement of the results for the interim periods have been included. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments where applicable.

All amounts are presented in United States dollars (“USD”), unless otherwise stated.

Note 4. Summary of significant accounting policies

Fiscal Year

The Company’s fiscal year ends on December 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented.

To the extent there are differences between these estimates, judgments or assumptions and the actual results, our financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require Management’s judgment in its application.

Foreign Currency

The consolidated financial statements are presented in USD. WISeSat Corp’s functional currency is USD. WISeSat AG’s functional currency is Swiss francs (“CHF”). WISeSat Iberica’s functional currency is Euro (“EUR”). Assets and liabilities of WISeSat AG and WISeSat Iberica are translated into USD at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded in accumulated other comprehensive income / (loss). Transactions denominated in currencies other than the relevant entity’s functional currency are remeasured into the functional currency, with resulting gains and losses recognized in earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and other highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amount approximates fair value because of the short-term nature of these instruments.

Accounts receivable, amounts owed by related parties and allowance for credit losses

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers or related parties. The Company evaluates expected credit losses based on the nature of the counterparty, historical experience and available current information. Amounts are written off when Management determines they are uncollectible.

As of June 30, 2026 and December 31, 2025, amounts owed by related parties were presented separately within current assets.

Notes receivable

The Company reported USD 150,000 of notes receivable, current, as of June 30, 2026. There were no notes receivable outstanding as of December 31, 2025. Notes receivable are recorded at their principal amount and are evaluated under the Company’s existing expected-credit-loss framework for receivables. Contractual settlement features are considered in classification and disclosure. The USD 150,000 balance as of June 30, 2026 relates to working-capital loans to Columbus Acquisition Corp. (“CAC”) under the Business Combination Agreement (“BCA”), as described in Note 9.

Revenue Recognition

The Company’s policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

-	Step 1: Identify the contract(s) with a customer.

-	Step 2: Identify the performance obligations in the contract.

-	Step 3: Determine the transaction price.

-	Step 4: Allocate the transaction price to the performance obligations in the contract.

-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a prorata temporis basis as most of the services provided by the Company relate to a set performance period.

If the Company determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Company delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Prepaid expenses

Prepaid expenses primarily include satellite-related costs and launch-related costs and other amounts paid in advance. Satellite- and launch-related costs are classified as prepaid expenses until the related launch services are performed or the related benefit is otherwise consumed.

Property, plant and equipment

The Company had no capitalised property, plant and equipment as of June 30, 2026 and December 31, 2025. The Company capitalizes qualifying equipment expenditures in accordance with its capitalization policy. Expenditures that do not meet the capitalization criteria are expensed as incurred.

Investments

Equity investments in privately held companies that do not have a readily determinable fair value and over which the Company does not exercise significant influence are accounted for under ASC 321 using the measurement alternative. Such investments are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and for tax loss carry-forwards. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that such assets will not be realized.

Loss per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the effect of potentially dilutive instruments unless their effect would be anti-dilutive.

Segment Reporting

The Company operates as a single operating and reportable segment: space and satellite technology services, described in Note 24. Our Chief Operating Decision Maker, who is also our Chief Executive Officer, regularly reviews information related to our single operating segment for purposes of allocating resources and assessing budgets and performance.

Note 5. Recent Accounting Pronouncements

Accounting standard adopted in the prior year:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 in 2025. There was no impact on the Company’s results upon adoption of the standard.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments’ preexisting terms.

Summary: The update introduces a “preexisting contract approach” to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. As of January 1, 2026, the Company adopted ASU 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20). The adoption of the standard did not have a material impact on the Company’s condensed consolidated financial statements.

New FASB Accounting Standards not yet adopted or applied:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Company expects to adopt the guidance when effective. The amendments are disclosure-related and are not expected to affect the Company’s consolidated financial position, results of operations or cash flows. Management is evaluating the additional disclosure requirements and any related changes to its financial reporting processes and controls.

Note 6. Concentration of credit risks and major customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and amounts owed by related parties. Cash is held with financial institutions that Management believes are creditworthy.

The Company recorded no revenue during the six months ended June 30, 2026. For the six months ended June 30, 2025, 100% of the Company’s revenue was derived from counterparties associated with the Swiss Government and its related agencies and consisted of two engineering contract customers: RUAG, a defense-related entity owned by the Swiss Confederation, which accounted for USD 125,953 of revenue, and armasuisse, the Swiss Confederation’s procurement agency for defense and security, which accounted for USD 27,772 of revenue. See Note 19 for Revenue Disaggregation.

As of June 30, 2026, the Company reported USD 61,431 of amounts owed by related parties, all of which was due from WISeKey SA. As of December 31, 2025, amounts owed by related parties were USD 62,808. See Note 26.

	Revenue concentration (% of total net sales)		Receivables concentration (% of total accounts receivable)
	6 months ended June 30,		As of June 30	As of Dec 31
	2026	2025	2026	2025
Government-related procurement agencies	n/a	100%	n/a	n/a
Related-party receivables	n/a	n/a	100%	100%

Note 7. Fair value measurements

For the financial instruments presented in the table below, the carrying amounts approximate fair value because of their short-term nature or because Management believes the stated amounts reasonably approximate amounts that would be realized in a current transaction.

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1, defined as observable inputs such as quoted prices in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As of June 30, 2026		As of December 31, 2025
USD	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level	Note ref.
Carrying amounts and estimated fair values of financial instruments
Amounts owed by related parties	61,431	61,431	62,808	62,808	3	9
Notes receivable, current	150,000	150,000	-	-	3	9
Accounts payable	483,031	483,031	559,094	559,094	3	13
Indebtedness to related parties, noncurrent	6,152,494	6,152,494	4,518,692	4,518,692	3	15

Note 8. Cash and cash equivalents

Cash and cash equivalents consisted of cash on deposit with financial institutions and amounted to USD 7,187,735 as of June 30, 2026 and USD 9,647,816 as of December 31, 2025. The USD 3,543 amount that had been restricted at December 31, 2025 in connection with the EUR 3,000 capital contribution for WISeSat Space Iberica S.L. was reclassified during 2026 following finalization of the incorporation accounting. The carrying amount of cash and cash equivalents approximates fair value.

No cash was restricted as of June 30, 2026.

Note 9. Amounts owed by related parties and notes receivable

Amounts owed by related parties, current, consisted of balances due from WISeKey SA. Their balances approximate fair value because of their short-term nature or because Management believes the stated amounts reasonably approximate amounts that would be realized in a current transaction.

The receivable balances from WISeKey SA as of June 30, 2026 and December 31, 2025 relate primarily to amounts collected by WISeKey SA on behalf of the Company in connection with work performed by WISeSat AG for armasuisse in 2023, before the relevant customer contract was amended to reflect WISeSat AG as the contracting party.

No management-service expenses were charged by WISeKey SA to the Company during the 6 months ended June 30, 2026 and 2025. No interest is charged on intercompany payable or receivable balances.

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Amounts owed by related parties, current	61,431	62,808
Notes receivable, current	150,000	-
Total amounts owed by related parties and notes receivable	211,431	62,808

The notes receivable balance of USD 150,000 represented six Extension Payments of USD 25,000 paid before June 30, 2026 by the Company in connection with CAC’s extensions under the BCA. As of June 30, 2026, five of these payments, totaling USD 125,000, were evidenced by Target Extension Notes. The remaining USD 25,000 Extension Payment was paid before June 30, 2026, and the corresponding Target Extension Note was formalized in July 2026. The Target Extension Notes are non-interest-bearing.

Under Section 8.19 of the BCA, the Company and the Sponsor each fund 50% of the Extension Payments, and the Company’s payments are deemed working-capital loans to CAC and included in the Company Note. Upon consummation of the Business Combination, the Company Note is to be settled at Closing in accordance with the terms of the BCA and the Company Note.

Note 10. Prepaid Expenses

Prepaid expenses consisted primarily of satellite costs and other amounts paid in advance. Satellite-related costs, including launch-related costs, are recorded as prepaid expenses until the related services are performed, successful launch and early orbit phase (“LEOP”) confirmation is received where applicable, or the related benefit is otherwise consumed.

As of June 30, 2026, prepaid expenses were classified between current and non-current based on the expected timing of consumption of the related benefits. The non-current portion is expected to be consumed beyond twelve months after the balance sheet date.

These balances are prepaid satellite service and other costs that are not considered costs to obtain or fulfill a customer contract.

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Satellite costs (2027+)	828,149	1,113,763
Subtotal prepaid, non-current	828,149	1,113,763

Satellite costs (2026)	502,664	530,040
Other prepaid expenses	1,853	1,894
Subtotal prepaid, current	504,516	531,934
Total prepaid expenses	1,332,665	1,645,697

Amortization schedule	Period ended June 30, 2026	Period ended June 30, 2025
FOSSA satellites right-of-use prepayment amortization (48 months)	163,482	37,378
Astrocast satellites right-of-use prepayment amortization (18 months)	123,511	-
Total prepayment amortization	286,993	37,378
Impairment losses recognized	-	-

FOSSA satellite-related prepayments are amortized over 48 months once the Company has received confirmation of successful launch and early orbit phase (“LEOP”) completion for the relevant satellite. Amounts relating to satellites for which successful LEOP confirmation has not been received, or to ground infrastructure that is not yet operational, remain recorded as prepaid expenses.

During the six months ended June 30, 2026 and 2025, the Company recognized USD 286,993 and USD 37,378, respectively, of amortization related to FOSSA and Astrocast satellite prepayments. No impairment losses were recognized during the six months ended June 30, 2026 or 2025.

Note 11. Other current assets

Other current assets consisted primarily of value-added tax receivables.

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Value-Added Tax Receivable	142,400	123,387
Total other current assets	142,400	123,387

Note 12. Investment in FOSSA

The Company’s investment in FOSSA Systems, S.L. consisted of the following:

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Investment in FOSSA	1,242,034	-
Total investment in FOSSA	1,242,034	-

During the six months ended June 30, 2026, WISeSat Iberica subscribed for 18,052 Series B1A shares of FOSSA Systems, S.L. for an aggregate consideration of EUR 1,087,633, representing approximately 2.72% of FOSSA’s outstanding shares following Closing. WISeSat has no contractual right under the shareholders’ agreement to appoint a FOSSA director or board observer. The investment is accounted for under ASC 321 using the measurement alternative and had a carrying amount of USD 1,242,034 as of June 30, 2026. The Company identified no impairment indicators or observable price changes in identical or similar FOSSA securities requiring an adjustment through June 30, 2026.

Note 13. Accounts payable and accrued liabilities

As of December 31, 2025 accounts payable consisted primarily of trade creditors and accrued professional fees and other liabilities, including costs incurred in connection with the proposed Nasdaq listing and related corporate transactions.

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade creditors	198,050	482,555
Accrued liabilities	284,981	76,538
Total accounts payable	483,031	559,094

The decrease in trade creditors primarily reflects the payment during the six months ended June 30, 2026 of approximately USD 402,633 of amounts due to U.S. securities counsel and the EDGAR filing agent in connection with the proposed Nasdaq listing. This decrease was partially offset by an increase in accrued professional fees for services incurred but not yet invoiced as of June 30, 2026.

Note 14. Other current liabilities

As of June 30, 2026, other current liabilities include USD 99,371 relating to the Swiss issuance stamp duty recognized in connection with the November 2025 SEALSQ equity contribution. The liability remained outstanding in WISeSat Corp’s accrued-liabilities account at June 30, 2026. It also included an employee reimbursement payable of USD 557.

USD	As of June 30, 2026 (unaudited)	As of December 31, 2025
Swiss issuance stamp duty payable (CHF 80,455)	99,371	101,599
Employees current liabilities	557	-
Total other current liabilities	99,928	101,599

The stamp duty is payable to the Swiss tax authorities and is expected to be settled in the following period.

Note 15. Indebtedness to related parties, noncurrent

The Company has historically relied on financing and support from WISeKey group entities.

As of June 30, 2026 and December 31, 2025, indebtedness to related parties was USD 6,152,494 and USD 4,518,692, respectively, and consisted of amounts due to WISeKey International Holding AG, primarily relating to financing support, recharged management services and shared corporate costs.

These related-party balances are non-interest-bearing and do not have stated maturity dates. There are currently no formal loan agreements, stated interest terms or repayment schedules in place with WISeKey International Holding AG. Management believes that the carrying amount of these balances approximates fair value and that any difference arising from discounting would not be material to the financial statements.

The balances are classified as non-current because Management does not expect settlement to be required within twelve months from the balance sheet date, based on the historical funding pattern within the WISeKey group and Management’s current expectations regarding the Company’s financing plan.

Note 16. Shareholders’ equity

As of June 30, 2026 and December 31, 2025, the Company’s authorized share capital consisted of 30,000 Ordinary Shares and 20,000 Class F Shares, each with no par value. On both dates, 5,436 Ordinary Shares and 5,434 Class F Shares were issued and outstanding.

On October 23, 2025, WISeKey contributed all of the issued and outstanding shares of WISeSat AG to the Company in exchange for 4,999 Class F Shares and 4,901 Ordinary Shares of the Company, each with no par value. The transaction was accounted for as a common-control reorganization at historical carrying value.

On November 19, 2025, SEALSQ subscribed for 435 Ordinary Shares and 435 Class F Shares of the Company, each with no par value, for total cash consideration of USD 10,000,000.

The Ordinary Shares and Class F Shares are both no-par-value shares of WISeSat Corp. Each Ordinary Share confers the right to attend shareholder meetings, one vote per Ordinary Share on shareholder resolutions, an equal share in dividends paid by the Company and an equal share in any distribution of surplus assets of the Company.

Each Class F Share confers the right to attend shareholder meetings and carries enhanced voting rights such that the holders of Class F Shares are entitled, in aggregate, to 49.9999% of the voting power of all shares entitled to vote on a matter, or, where the total voting power of the Class F Shares would otherwise be lower, ten times the voting power of an Ordinary Share. Class F Shares also carry an equal right to dividends and surplus asset distributions with each other share. Class F Shares are non-transferable and are subject to mandatory redemption upon a change of control of a corporate holder, with the holder entitled to receive Ordinary Shares on a one-for-one basis for the Class F Shares redeemed, in accordance with the Company’s memorandum and articles of association.

WISeSat Corp. share capital and predecessor share capital	As of June 30, 2026	As of December 31, 2025
Common shares, predecessor
Par value per share (in CHF)	-	-
Share capital (in USD)	-	-
Total number of authorized shares	-	-
Total number of fully paid-in issued shares	-	-
Total number of fully paid-in outstanding shares	-	-

Ordinary Shares
Par value per share (in USD)	-	-
Share capital (in USD)	-	-
Total number of authorized shares	30,000	30,000
Total number of fully paid-in issued shares	5,436	5,436
Total number of fully paid-in outstanding shares	5,436	5,436

Class F Shares
Par value per share (in USD)	-	-
Share capital (in USD)	-	-
Total number of authorized shares	20,000	20,000
Total number of fully paid-in issued shares	5,434	5,434
Total number of fully paid-in outstanding shares	5,434	5,434

Note 17. Additional paid-in capital

Additional paid-in capital consists of USD 108,505 recorded in connection with the October 23, 2025 common-control contribution of WISeSat AG to the Company and the November 19, 2025 SEALSQ equity contribution, net of equity issuance costs.

On October 23, 2025, WISeKey contributed all of the issued and outstanding shares of WISeSat AG to the Company in exchange for 4,999 Class F Shares and 4,901 Ordinary Shares of the Company, each with no par value. The contribution was recorded at WISeKey’s historical carrying value of USD 108,505.

On November 19, 2025, SEALSQ subscribed for 435 Ordinary Shares and 435 Class F Shares of the Company, each with no par value, for total cash consideration of USD 10,000,000. The related Swiss issuance stamp duty of CHF 80,455 was recorded as a reduction of additional paid-in capital in 2025.

This stamp duty remains outstanding within Other current liabilities as of June 30, 2026.

No additional equity contribution was recorded during the six months ended June 30, 2026.

Additional paid-in capital as of June 30, 2026 and December 31, 2025 was USD 10,006,906, calculated as follows:

WISeSat Corp. Additional Paid-In Capital	As of June 30, 2026	As of December 31, 2025
Historical carrying value of WISeSat AG contribution	108,505	108,505
Gross SEALSQ equity contribution	10,000,000	10,000,000
Less: Swiss issuance stamp duty recorded as equity issuance cost	(101,599)	(101,599)
Total Additional Paid-In Capital	10,006,906	10,006,906

Note 18. Accumulated other comprehensive income / (loss)

Accumulated other comprehensive income / (loss) consists solely of foreign currency translation adjustments arising from the translation of the Company’s non-USD functional-currency financial information including CHF and EUR into USD reporting currency.

No income tax expense or benefit was allocated to other comprehensive income / (loss) during the periods presented.

USD
Accumulated other comprehensive income As of December 31, 2023, predecessor		2,395
Total net foreign currency translation adjustments	(5,675)
Total other comprehensive loss, net		(5,675)
Accumulated other comprehensive loss As of December 31, 2024, predecessor		(3,280)
Total net foreign currency translation adjustments	1,888
Total other comprehensive income, net		1,888
Accumulated other comprehensive loss As of December 31, 2025		(1,392)
Total net foreign currency translation adjustments	(23,355)
Total other comprehensive loss, net		(23,355)
Accumulated other comprehensive loss As of June 30, 2026		(24,748)

Note 19. Revenue

Nature of goods and services

The Company recorded no revenue during the six months ended June 30, 2026. During the six months ended June 30, 2025, revenue was derived from funded research, engineering and related services in the space and satellite technology field. Revenue is generally recognized at a point in time upon customer acceptance of a deliverable or achievement of a contractual milestone, or over time where the underlying arrangement is satisfied over a defined service period.

For the six months ended June 30, 2025, 100% of the Company’s revenue was derived from counterparties associated with the Swiss Government and its related agencies, and consisted of two engineering contract customers: RUAG, a defense-related entity owned by the Swiss Confederation, which accounted for USD 125,953 of revenue, and armasuisse, the Swiss Confederation’s procurement agency for defense and security, which accounted for USD 27,772 of revenue.

The Company had no contract assets, deferred revenue or contract liabilities as of June 30, 2026 or December 31, 2025.

Disaggregation of revenue

The following table shows the Company’s revenues disaggregated by product or service type:

Disaggregation of revenue for the six months ended June 30	Typical	At one point in time		over	time	Total
USD	payment	2026	2025	2026	2025	2026	2025
Space and Satellite Technology Services Segment
Research Projects	Upon completion / milestone	-	125,953	-	-	-	125,953
Training / funded service activities	Over service period / delivery	-	-	-	27,772	-	27,772
Total Space Segment		-	125,953	-	27,772	-	153,725
Total Revenue		-	125,953	-	27,772	-	153,725

For the six months ended June 30, 2026 and 2025, the Company recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Company’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Space and satellite technology services segment
Switzerland	-	153,725
Total Space and satellite technology services revenue	-	153,725
Total Net sales	-	153,725

Note 20. Operating expenses

Operating expenses consisted primarily of direct employee costs, satellite-related utilization rights, professional services, costs incurred in connection with the proposed Nasdaq listing and related corporate transactions, and related-party charges from WISeKey International Holding AG for headquarters and shared corporate services.

Operating expenses are presented in the statement of comprehensive income / (loss) by function. The functional classification of operating expenses was determined using a layered allocation approach.

●	Discretionary costs directly identifiable to a function were charged to that function.

●	WISeSat-specific personnel costs were allocated based on underlying people-cost data.

●	The residual headquarters allocation was split 85% to selling and marketing and 15% to general and administrative expenses. The selling and marketing allocation reflects executive, business development, commercial positioning and market-development support provided to WISeSat. The general and administrative allocation reflects finance, legal, and administrative support provided to WISeSat.

Operating expenses consisted of the following:

	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Professional Services	1,044,342	25,803
Satellite-related Utilization Rights	286,993	37,378
Other Discretionary Expenses	32,636	8,568
WISeSat Direct People Costs (G&A, S&M, R&D)	803,433	335,180
HQ Allocations from Group (G&A, S&M, R&D) incl. 10% mark-up	740,893	640,071
Total operating expenses	2,908,298	1,047,000

Directly attributable R&D costs primarily included satellite-related utilization rights, travel, training and computer hardware / software costs. Directly attributable S&M costs consisted primarily of marketing and advertising costs. Directly attributable G&A costs included professional services, administrative taxes, office expenses, and costs incurred in connection with the proposed Nasdaq listing.

The headquarters allocation was not based on formal time-writing records, project codes or a systematic activity-based time allocation process. Management believes the allocation methodology used is reasonable in the circumstances because it separates directly identifiable costs and WISeSat-specific people costs from the residual headquarters allocation. However, the allocated costs may not be indicative of the costs that WISeSat would have incurred had it operated as a standalone public company.

Note 21. Non-operating income

Non-operating income consisted primarily of foreign exchange gains.

	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Foreign exchange gain, net	22,871	76,638
Total non-operating income	22,871	76,638

Note 22.  Non-operating expenses

Non-operating expenses consisted primarily of foreign exchange losses and financial charges.

	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Foreign exchange losses, net	10,198	1,627
Financial charges	532	140
Total non-operating expenses	10,730	1,766

Note 23.  Income taxes and loss carry-forwards

The Company has historically been subject to income taxation in Switzerland. Following inclusion of WISeSat Iberica in the consolidation perimeter, the Group may also be subject to taxation in Spain. Substantially all of the loss before income tax for the six months ended June 30, 2026 was attributable to Switzerland. Deferred tax assets and liabilities are recognized for temporary differences and tax loss carry-forwards in accordance with ASC 740.

The operating loss carry-forward amounts disclosed in this note reflect tax loss carry-forwards determined under Swiss tax rules.

The following table summarizes income / (loss) before income taxes by jurisdiction:

Loss	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Switzerland	(2,896,156)	(818,403)
Foreign	-	-
Loss before income tax	(2,896,156)	(818,403)

The following table summarizes income tax expense / (benefit) by jurisdiction:

Loss	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Current
Switzerland	-	-
Foreign	-	-

Deferred
Switzerland	-	-
Foreign	-	-
Income tax income / (expense)	-	-

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to the Company’s income tax recovery / (expense) as reported is reconciled below.

	Unaudited 6 months ended June 30,	Percentage	Unaudited 6 months ended June 30,
USD	2026	in 2026	2025
Net loss before income tax	(2,896,156)		(818,403)
Statutory tax rate	8.5%	8.5%	8.5%
Expected income tax recovery	246,173	8.5%	69,564
Change in valuation allowance	(246,173)	(8.5)%	(69,564)
Permanent differences	-	-	-
Change of tax loss carryforwards	-	-	-
Income tax (expense) / recovery	-	-	-

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

The Company’s deferred tax assets and liabilities consist of the following:

Deferred tax assets and liabilities

	As of
USD	June 30, 2026 (unaudited)	December 31, 2025
Tax loss carry-forwards	576,781	330,607
Valuation allowance	(576,781)	(330,607)
Deferred tax assets / (liabilities)	-	-

The tax loss carry-forward amounts disclosed in this note may differ from reported net loss for financial reporting purposes because certain items, including non-deductible taxes and other permanent differences, are treated differently under Swiss tax rules.

As of June 30, 2026, the Company’s operating loss carry-forwards by year of origination were as follows:

Operating Loss Carry-Forward by year of origination

USD	Switzerland	Total	Expiration date
As of December 31, 2023	108,025	108,025	December 31, 2030
As of December 31, 2024	359,255	359,255	December 31, 2031
As of December 31, 2025	3,237,158	3,237,158	December 31, 2032
Six months ended June 30, 2026	2,895,699	2,895,699	December 31, 2033

In Switzerland, operating losses may be carried forward for seven years and may be offset against the taxable profits of a given fiscal year without restriction.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2023 – 2024 - 2025

Note 24.  Segment reporting

The Company has one operating and reportable segment: space and satellite technology services. The Company’s Chief Operating Decision Maker, who is its Chief Executive Officer, evaluates performance and allocates resources based primarily on revenue and net loss and reviews the significant expense information presented below.

	Space and Satellite Technology Services	Space and Satellite Technology Services
USD	Unaudited six months ended June 30,
	2026	2025
Revenues from external customers	-	153,725
Total segment revenue	-	153,725

Less:
Total operating expenses	(2,908,298)	(1,047,000)
Other segment items	12,141	74,872
Segment net loss	(2,896,156)	(818,403)

	As of June 30, 2026	As of December 31,
Other segment disclosures	(unaudited)	2025
Segment assets	10,116,265	11,479,708

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the Chief Operating Decision Maker.

Revenue by geography

The following tables summarize geographic information for net sales based on the billing address of the customer.

Net sales by region	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
USD	2026	2025
Switzerland	-	153,725
Total net sales	-	153,725

Note 25.  Loss per share

Loss per share is presented for the Ordinary Shares and Class F Shares of WISeSat Corp based on the weighted-average number of shares outstanding from their respective issuance dates. Shares issued to WISeKey in connection with the October 23, 2025 common-control reorganization and shares issued to SEALSQ on November 19, 2025 are weighted from their respective issuance dates.

The Ordinary Shares and Class F Shares have equal economic participation rights in earnings, losses, dividends and surplus asset distributions. Accordingly, the allocation of the period loss results in the same basic and diluted loss per share of USD 266.44 for each class for the six months ended June 30, 2026.

	Unaudited 6 months ended June 30,	Unaudited 6 months ended June 30,
Loss per share	2026	2025
Net loss (USD)	(2,896,156)	(818,403)
Effect of potentially dilutive instruments on net loss (USD)	n/a	n/a
Net loss after effect of potentially dilutive instruments (USD)	(2,896,156)	(818,403)

Shares used in net loss per share computation:
Weighted average shares outstanding – basic	n/a	250,000
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding – diluted	n/a	250,000

Net loss per share
Basic weighted average loss per share (USD)	n/a	(3.27)
Diluted weighted average loss per share (USD)	n/a	(3.27)

Ordinary Shares used in net loss per share computation:
Weighted-average Ordinary Shares outstanding — basic	5,436	-
Effect of potentially dilutive equivalent shares	n/a	-
Weighted-average Ordinary Shares outstanding — diluted	5,436	-

Net loss per share
Basic weighted average loss per share (USD)	(266.44)	-
Diluted weighted average loss per share (USD)	(266.44)	-

Class F Shares used in net loss per share computation:
Weighted-average Class F Shares outstanding — basic	5,434	-
Effect of potentially dilutive equivalent shares	n/a	-
Weighted-average Class F Shares outstanding — diluted	5,434	-

Net loss per share
Basic weighted average loss per share (USD)	(266.44)	-
Diluted weighted average loss per share (USD)	(266.44)	-

For the six months ended June 30, 2026 and 2025, the Company had no dilutive instruments to be considered for the computation of diluted earnings per share.

Note 26.  Related party transactions and balances

The Company is part of a group under common control of WISeKey and has historically received financing, administrative support and management services from other entities of the WISeKey group. Related-party expenses charged to the Company primarily relate to personnel and shared corporate costs incurred on the Company’s behalf, including accounting, finance, legal, taxation, business and strategy support, public relations, marketing, risk management, information technology and general management services.

Where costs were specifically identifiable to the Company, they were charged directly. WISeSat-specific personnel costs were allocated based on underlying people-cost data. Residual headquarters and shared corporate costs, including the related 10% mark-up, were allocated based on Management’s assessment of the nature of the support provided, with 85% allocated to selling and marketing and 15% allocated to general and administrative expenses. See Note 20, Operating expenses, for more information.

As of June 30, 2026, the condensed consolidated financial statements include WISeSat Corp, WISeSat AG and WISeSat Iberica. All balances and transactions between consolidated entities have been eliminated on consolidation. WISeKey International Holding AG and SEALSQ Corp are shareholders of WISeSat Corp, and WISeKey International Holding AG remains the ultimate parent. WISeKey SA and SEALSQ Corp are related parties under common control of WISeKey International Holding AG.

The amounts presented in this note reflect the Company’s balances and transactions with related parties outside the consolidated group during the periods presented.

		Receivables As of		Payables As of		Net expenses for the six months ended		Equity contributions for the six months ended
	Related Parties	June 30,	December 31,	June 30,	December 31,	June 30,		June 30,
	(in USD)	2026	2025	2026	2025	2026	2025	2026	2025
1	WISeKey International Holding AG	-	-	6,152,494	4,518,692	1,544,326	975,251	-	-
2	WISeKey SA	61,431	62,808	-	-	-	-	-	-
3	SEALSQ Corp	-	-		-	-	-	-	-
	Total	61,431	62,808	6,152,494	4,518,692	1,544,326	975,251	-	-

1.	The expenses and payable balances presented above in relation to WISeKey International Holding AG relate primarily to historical financing support, recharged management services and shared corporate costs, including group allocations. These amounts exclude balances between consolidated WISeSat entities, which have been eliminated on consolidation.

No interest is charged on intercompany payable balances.

2.	WISeKey SA is a fellow subsidiary of WISeKey International Holding AG. The receivable balances from WISeKey SA as of June 30, 2026 and December 31, 2025 relate primarily to amounts collected by WISeKey SA on behalf of the Company in connection with work performed by WISeSat AG for armasuisse in 2023, before the relevant customer contract was amended to reflect WISeSat AG as the contracting party.

No management-service expenses were charged by WISeKey SA to the Company during the six months ended June 30, 2026 and 2025. No interest is charged on intercompany payable or receivable balances.

3.	SEALSQ Corp is an affiliate of the Company under common control through WISeKey, and a shareholder. On November 19, 2025, SEALSQ Corp subscribed for 435 Ordinary Shares and 435 Class F Shares of the Company for total cash consideration of USD 10,000,000. The proceeds were made available to WISeSat AG to fund working capital, operations and satellite-related development activities. In these consolidated financial statements, the transaction is presented as an equity contribution from SEALSQ, and any related funding balance between WISeSat Corp and WISeSat AG has been eliminated on consolidation. No additional equity contribution from SEALSQ was recorded during the six months ended June 30, 2026.

Note 27.  Subsequent events

The Company evaluated subsequent events after June 30, 2026 through October 6, 2026, the date these unaudited condensed consolidated financial statements were available to be issued.

Business combination and related financing

On August 6, 2026, the parties to the Business Combination Agreement entered into a First Amendment to the BCA, which extended the Outside Date for consummation of the Business Combination to October 31, 2026.

Also on August 6, 2026, WISeSat.Space Holdings Corp. (“Pubco”) and CAC entered into a subscription agreement with SEALSQ pursuant to which SEALSQ agreed to invest USD 10,000,000 in Pubco Ordinary Shares contemporaneously with the closing of the Business Combination, at a purchase price equal to the redemption price applicable to CAC’s public shares, subject to the terms and conditions of the subscription agreement.

On August 13, 2026, the U.S. Securities and Exchange Commission declared effective Pubco’s registration statement on Form F-4 relating to the Business Combination. The final proxy statement/prospectus was dated August 19, 2026, and CAC scheduled an extraordinary general meeting of shareholders for September 10, 2026 to consider and vote upon the Business Combination and related proposals.

Between July 1 and September 30, 2026, the Company advanced an additional USD 812,649 to CAC for extension payments and other transaction-related costs, increasing aggregate advances to CAC to USD 962,649.

Following the adjournment of the September 10, 2026 meeting, CAC’s shareholders approved the Business Combination at an extraordinary general meeting held on September 30, 2026. The Business Combination was completed on October 1, 2026. Pubco acquired the outstanding shares of the Company, and Pubco’s merger subsidiary merged with and into CAC, with CAC surviving the merger. As a result, the Company and CAC became wholly owned subsidiaries of Pubco. Pubco’s Ordinary Shares began trading on Nasdaq under the symbol “SAIQ” on October 2, 2026.

The USD 10,000,000 PIPE financing with SEALSQ closed on October 1, 2026, substantially concurrently with the Business Combination. Under the executed PIPE closing letter, the parties acknowledged payment of the subscription amount directly to Pubco or to the Company for the benefit of Pubco.

The executed closing transfer-agent instructions provide for an initial issuance of 926,784 Pubco Ordinary Shares to SEALSQ under the PIPE subscription agreement. The number of PIPE shares is subject to increase to 2,000,000 Pubco Ordinary Shares in total, based on a calculation using the volume-weighted average price for the ten consecutive trading days ending on the 60-day anniversary of Closing, or the next trading day if that anniversary is not a trading day, as provided in the subscription agreement.

In connection with the Business Combination, holders of 2,515,182 CAC public shares exercised their redemption rights for aggregate consideration of USD 27,149,913, leaving 34,967 public shares outstanding. USD 377,448 remaining in CAC’s trust account was allocated to closing payments.

Closing payments totaled USD 2,231,814, comprising USD 377,448 paid from CAC’s trust account and USD 1,854,365 paid directly by the Company. These payments included transaction-related costs and repayment of USD 225,000 of third-party loans.

The closing settlement arrangements provided for settlement of a USD 900,000 working-capital Company Note through approximately 102,857 Pubco Ordinary Shares and a separate USD 225,000 extension-funding Company Note through approximately 25,714 Pubco Ordinary Shares.

The executed closing transfer-agent instructions provided for an aggregate issuance of 128,571 Pubco Ordinary Shares upon conversion of the Company Notes, comprising 118,017 shares to WISeKey and 10,554 shares to SEALSQ.

The arrangements also provided for settlement of USD 609,424 through the forfeiture of 109,028 sponsor shares, comprising USD 225,000 relating to third-party loan repayments at USD 7 per share and USD 384,424 relating to transaction expenses at USD 5 per share. These allocations represented approximately 32,143 and 76,885 shares, respectively.

Unaudited Condensed Consolidated Financial

Statements

WISeSat.Space Holdings Corp.

As of June 30, 2026 and for the six months then ended

Consolidated Statements of Comprehensive Income / (Loss) (Unaudited)

USD	Six months ended June 30, 2026	Note ref.

Income (loss) before income tax expense	-

Income tax expense	-

Net income (loss)	-

Income (loss) per Ordinary Share
Basic	-
Diluted	-

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	-
Other comprehensive income / (loss)	-
Comprehensive income / (loss)	-

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets (Unaudited)

USD	As at June 30, 2026	Note ref.
ASSETS

TOTAL ASSETS	-

LIABILITIES

TOTAL LIABILITIES	-

SHAREHOLDERS’ EQUITY
Ordinary Shares	-
No par value
Authorized - 100 shares
Issued and outstanding – 100 shares
Additional Paid-In Capital	-
Accumulated deficit	-
Total shareholders’ equity	-
TOTAL LIABILITIES AND EQUITY	-

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

USD	Number of Ordinary Shares	Additional Paid-In Capital	Accumulated deficit	Total equity (deficit)
As of January 1, 2026	100	-	-	-
Comprehensive loss	-	-	-	-
As of June 30, 2026	100	-	-	-

The accompanying notes are an integral part of these financial statements

Statements of Cash Flows (Unaudited)

USD	Six months ended June 30, 2026

Cash Flows from operating activities:
Net loss	-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Other non-cash expenses /(income)	-
Unrealized and non-cash foreign currency transactions	-

Changes in operating assets and liabilities	-
Increase in total prepaid expenses	-
Increase in other current assets, net	-
Increase (decrease) in accounts payable	-
Net cash provided by (used in) operating activities	-

Cash Flows from financing activities:
Proceeds from issuance of Common Stock	-
Net cash provided by (used in) financing activities	-

Effect of exchange rate changes on cash and cash equivalents	-

Cash and cash equivalents
Net increase during the period	-
Balance, beginning of period	-
Balance, end of period	-

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements (Unaudited)

Note 1. Organisation and Business Description

WISeSat.Space Holdings Corp. (“Pubco”) was incorporated in the British Virgin Islands on October 22, 2025. Pubco is a newly formed holding company with no operating activities and was formed for the purpose of effecting the business combination described below.

On October 22, 2025 (inception), Pubco issued 100 ordinary shares with no par value to Joao Carlos Creus Moreira, an officer of WISeSat.Space Corp., for purposes of the transaction.

Pubco owns 100% of WISeSat Merger Sub Corp. (“Merger Sub”), a Cayman Islands exempted company incorporated on October 28, 2025. Merger Sub was formed solely to effect the merger with Columbus Acquisition Corp. (“CAC”) contemplated by the Business Combination Agreement and had no operating activities during the period.

On November 9, 2025, Pubco entered into a Business Combination Agreement (the “BCA”) by and among the Pubco and Merger Sub, Columbus Acquisition Corp., a Cayman Islands exempted company (together with its successors, “CAC”), WISeSat.Space Corp., a British Virgin Islands business company (the “Company”), and WISeKey International Holding Ltd., a Swiss company (the “Seller”). The contemplated Business Combination is described in Note 4

Note 2. Basis of presentation and going concern

Basis of presentation

The accompanying unaudited condensed consolidated financial statements include Pubco and Merger Sub and are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) applicable to interim financial information and pursuant to the rules and regulations of the SEC. They should be read in conjunction with Pubco’s audited consolidated financial statements for the period from October 22, 2025 (inception) to December 31, 2025. Management considers all adjustments necessary for a fair presentation to have been reflected. There were no transactions or cash activities during the six months ended June 30, 2026. No comparative six-month period is presented because Pubco was incorporated in October 2025. All amounts are expressed in United States Dollars (USD).

Going concern

At June 30, 2026, Pubco had been formed solely for the purpose of completing the Business Combination and had no operating activities. Management expected any required funding prior to completion to be provided by Pubco’s shareholder or entities within the WISeKey group. The Business Combination subsequently closed on October 1, 2026, as described in Note 7. The financial statements have been prepared on a going concern basis.

Note 3. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Functional and reporting currency

The financial statements are presented in United States dollars (“USD”), which management has determined to be Pubco’s functional and reporting currency.

Fair value of financial instruments

Pubco had no financial instruments as of June 30, 2026.

Income (loss) per share

Basic and diluted income (loss) per share are computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Pubco had no net income or loss for the six months ended June 30, 2026. The weighted-average number of ordinary shares outstanding was 100.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Pubco’s consolidated financial statements.

The authorized number of ordinary shares of the Pubco is 100 shares with no par value. On October 22, 2025 (Inception), the Pubco issued a total of 100 ordinary shares with no par value to Joao Carlos Creus Moreira, an officer of the Company, for purposes of the Transaction.

Note 4. Business Combination Agreement

On November 9, 2025, Pubco entered into the Business Combination Agreement with CAC, Merger Sub, the Company and WISeKey, as Seller. The contemplated transaction has two principal steps:

a)	Pubco will acquire all issued and outstanding shares of the Company from the Seller in exchange for newly issued Pubco shares, resulting in the Company becoming a wholly owned subsidiary of Pubco; and

b)	Merger Sub will merge with and into CAC, with CAC surviving as a wholly owned subsidiary of Pubco.

The Business Combination had not been completed as of June 30, 2026. Accordingly, no assets, liabilities, revenues, expenses or equity effects relating to the contemplated Business Combination have been recognized in these financial statements.

Other than the Business Combination Agreement, Pubco had no material commitments or contingencies requiring recognition or disclosure as of June 30, 2026.

Note 5. Related-party transactions

Pubco is party to the Business Combination Agreement with CAC, Merger Sub, the Company and WISeKey. The Company and WISeKey are related parties through the WISeKey group.

During the six months ended June 30, 2026, Pubco had no related-party balances, revenues or expenses. No management fees, transaction costs or other expenses were charged to Pubco by related parties during the period. The original issuance of ordinary shares is described in Note 3.

Note 6. Income taxes

Pubco is incorporated in the British Virgin Islands. Under current British Virgin Islands law, Pubco is not subject to income tax in the British Virgin Islands. As of June 30, 2026, Pubco had no taxable income, deductible expenses, deferred tax assets or deferred tax liabilities. Pubco had no unrecognized tax benefits and no amounts accrued for interest or penalties as of June 30, 2026.

Note 7. Subsequent Events

Pubco evaluated subsequent events after June 30, 2026 through October 5, 2026, the date these unaudited financial statements were available to be issued.

On October 1, 2026, the business combination closed. The Company and CAC became wholly owned subsidiaries of Pubco, and Merger Sub merged with and into CAC. The Company is the accounting acquirer and predecessor, and CAC is the accounting acquiree and does not constitute a business. The transaction is accounted for as a reverse recapitalization, with CAC’s identifiable net assets incorporated at historical carrying amounts and no goodwill or acquisition-accounting step-up. The Company’s historical financial statements continue as those of the combined company.

At closing, SEALSQ subscribed $10 million under the PIPE subscription agreement and initially received 926,784 ordinary shares at the agreed $10.79 subscription price. The agreement provides for potential additional shares under its pricing adjustment provisions. Pubco also issued shares in connection with the exchange of the Company’s shares and settlement of the Company Notes, and CAC securities were converted under the closing arrangements. These October transactions are nonrecognized subsequent events for the June 30, 2026 statements.